FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, May 18, 2005, Series 2005-RM2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-119047
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

[redacted]

05054845

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: Evelyn Echevarria
Name: Evelyn Echevarria
Title: Vice President

Dated: May 18, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$544,738,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-RM2

Ace Securities Corp
(Depositor)

Deutsche Bank

May 16, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI. These materia ls are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED May 16, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-RM2
$544,738,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1A	206,792,000	Float	2.23	1-86	0	ACT/360	June 2035	AAA / Aaa / AAA
A-1B	51,698,000	Float	2.23	1-86	0	ACT/360	June 2035	AAA / Aaa / AAA
A-2	176,678,000	Float	2.25	1-86	0	ACT/360	June 2035	AAA / Aaa / AAA
M-1	20,952,000	Float	5.04	44 - 86	0	ACT/360	June 2035	AA+ / Aa1 / AA+
M-2	18,686,000	Float	4.95	42 - 86	0	ACT/360	June 2035	AA / Aa2 / AA+
M-3	11,042,000	Float	4.90	41 - 86	0	ACT/360	June 2035	AA / Aa3 / AA
M-4	10,193,000	Float	4.88	40 - 86	0	ACT/360	June 2035	AA- / A1 / AA-
M-5	9,626,000	Float	4.86	40 - 86	0	ACT/360	June 2035	A+ / A2 / A+
M-6	9,343,000	Float	4.84	39 - 86	0	ACT/360	June 2035	A / A3 / A
M-7	7,644,000	Float	4.83	39 - 86	0	ACT/360	June 2035	A- / Baa1 / A-
M-8	5,946,000	Float	4.82	38 - 86	0	ACT/360	June 2035	BBB+ / Baa2 / A-
M-9	5,379,000	Float	4.81	38 - 86	0	ACT/360	June 2035	BBB+ / Baa3 / BBB+
M-10	5,096,000	Float	4.81	38 - 86	0	ACT/360	June 2035	BBB / Ba1 / BBB
M-11	5,663,000	Float	4.80	37 - 86	0	ACT/360	June 2035	BBB- / Ba2 / BBB-
Total	$544,738,000							
Non-Offered Certificates:								
B-1	8,777,000	Float				* Not Offered *		
B-2	6,229,000	Float				* Not Offered *		
Total	$15,006,000							
Total Certificates	**$559,744,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A and Class A-1B Certificates (the "Class A-1 Certificates") and the Class A-2 Certificates (together, the "Senior Certificates" or "Class A Certificates"); the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (the "Mezzanine Certificates"); and the Class B-1 and Class B-2 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans").

Transaction Overview (Cont.)

Certificates (Continued):	The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass- Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,440 adjustable-rate and fixed-rate, first and second lien closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $566,256,939 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 2,319 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $336,356,699 and the Group II Mortgage Loans will represent approximately 1,121 fixed-rate and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $229,900,240.
Class A Certificates:	Class A-1A, Class A-1B and Class A-2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates
Class B Certificates:	Class B-1 and Class B-2 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Residential Mortgage Assistance Enterprise, LLC and ResMae Mortgage Corporation
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Saxon Mortgage Services, Inc.
Credit Enhancer:	[To Be Determined]
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	May 1, 2005
Expected Pricing:	Week of May 16, 2005
Expected Closing Date:	On or about May 26, 2005
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in June 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and (ii) the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act of 2003 or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5225% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Class A-2 Financial Guaranty Insurance Policy:	It is anticipated that the Class A-2 Certificates will have the benefit of a financial guaranty insurance policy pursuant to which [ ], in consideration of the payment of a premium and subject to the terms of the financial guaranty insurance policy, unconditionally and irrevocably will guarantee the timely payment of interest and the ultimate payment of principal on the Class A-2 Certificates on each Distribution Date. The Class A-2 Financial Guaranty Insurance Policy will not be cancelable for any reason.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC");
3) Subordination; and
4) In the case of the Class A-2 Certificates, it is anticipated that a financial guaranty insurance policy will be provided by [ ].

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-11 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3, Certificates, fourteenth, to the Class M-2 Certificates and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 1.15% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 2.30% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2008 and (y) the first Distribution Date on which the Class A Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 46.30%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	23.15%	46.30%
M-1	AA+ / Aa1 / AA+	19.45%	38.90%
M-2	AA / Aa2 / AA+	16.15%	32.30%
M-3	AA / Aa3 / AA	14.20%	28.40%
M-4	AA- / A1 / AA-	12.40%	24.80%
M-5	A+ / A2 / A+	10.70%	21.40%
M-6	A / A3 / A	9.05%	18.10%
M-7	A- / Baa1 / A-	7.70%	15.40%
M-8	BBB+ / Baa2 / A-	6.65%	13.30%
M-9	BBB+ / Baa3 / BBB+	5.70%	11.40%
M-10	BBB / Ba1 / BBB	4.80%	9.60%
M-11	BBB- / Ba2 / BBB-	3.80%	7.60%
B-1	BB+ / NR / BB	2.25%	4.50%
B-2	BB / NR / NR	1.15%	2.30%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the Class A-2 Financial Guaranty Insurance Policy premium and the actual number of days elapsed in the related Interest Accrual Period. Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period and the Class A-2 Financial Guaranty Insurance Policy premium) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period and the Class A-2 Financial Guaranty Insurance Policy premium) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-RM2 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%), (2) the related scheduled notional amount, which is based on the lesser of the expected amortization of the Group I Mortgage Loans and the aggregate Certificate Principal Balance of the Class A-1 Certificates, Mezzanine Certificates, Subordinate Certificates and Class CE Certificates and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360..
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%), (2) the related scheduled notional amount, which is based on lesser of the expected amortization of the Group II Mortgage Loans and aggregate Certificate Principal Balance of the Class A-2 Certificates, Mezzanine Certificates, Subordinate Certificates and Class CE Certificates and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount:

For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 46.30% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1A and Class A-1B Certificates will be allocated pro rata, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially to the Class A-1A and Class A-1B Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 38.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 32.30% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 28.40% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 24.80% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.40% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to

Transaction Overview (Cont.)

Class M Principal Distribution Amount (Continued):

the Class M-7 Certificates until it reaches approximately a 15.40% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 13.30% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 11.40% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 9.60% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage) and eleventh to the Class M-11 Certificates until it reaches approximately a 7.60% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).

Class B Principal Distribution Amount:

The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 4.50% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage) and second to the Class B-2 Certificates until it reaches approximately a 2.30% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then sequentially to the Subordinate Certificates, in their order of priority, until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2.0 x Margin
M & B	1.5 x Margin

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [35.00%] of the Credit Enhancement Percentage.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2008 to May 2009	[3.10%, plus 1/12th of 1.75% for each month thereafter]
June 2009 to May 2010	[4.85%, plus 1/12th of 1.40% for each month thereafter]
June 2010 to May 2011	[6.25%, plus 1/12th of 0.75% for each month thereafter]
June 2011 and thereafter	[7.00%]

Transaction Overview (Cont.)

Sequential Trigger Event: With respect to any Distribution Date, a Sequential Trigger Event is in effect if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [3.10%], or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay the premium due in connection with the Class A-2 Financial Guaranty Insurance Policy.
2. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date.
3. To pay any unpaid premium amounts and any reimbursement amounts due in connection with the Class A-2 Financial Guaranty Insurance Policy.
4. To pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Subordinate Certificates, on a sequential basis.
5. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
6. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
7. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
8. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
9. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Subordinate Certificates, on a sequential basis.
11. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
12. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a pro rata basis.
13. From excess interest, if any, to pay the Net WAC Rate Carryover Amounts, if any, on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
14. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1A	Avg Life	18.69	4.35	2.23	1.56	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Dec-07
A-1B	Avg Life	18.69	4.35	2.23	1.56	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Dec-07
A-2	Avg Life	18.63	4.40	2.25	1.58	1.05
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Dec-07
M-1	Avg Life	26.40	8.91	5.04	5.10	4.02
	First Payment Date	Aug-27	Aug-09	Jan-09	Dec-09	Dec-07
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-2	Avg Life	26.40	8.91	4.95	4.63	4.08
	First Payment Date	Aug-27	Aug-09	Nov-08	Jun-09	Jun-09
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-3	Avg Life	26.40	8.91	4.90	4.42	3.92
	First Payment Date	Aug-27	Aug-09	Oct-08	Mar-09	Feb-09
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-4	Avg Life	26.40	8.91	4.88	4.31	3.70
	First Payment Date	Aug-27	Aug-09	Sep-08	Jan-09	Nov-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-5	Avg Life	26.40	8.91	4.86	4.23	3.55
	First Payment Date	Aug-27	Aug-09	Sep-08	Dec-08	Sep-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-6	Avg Life	26.40	8.91	4.84	4.17	3.44
	First Payment Date	Aug-27	Aug-09	Aug-08	Nov-08	Jul-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-7	Avg Life	26.40	8.91	4.83	4.11	3.36
	First Payment Date	Aug-27	Aug-09	Aug-08	Oct-08	Jun-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-8	Avg Life	26.40	8.91	4.82	4.08	3.30
	First Payment Date	Aug-27	Aug-09	Jul-08	Sep-08	May-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-9	Avg Life	26.40	8.91	4.81	4.06	3.25
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Apr-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-10	Avg Life	26.40	8.91	4.81	4.03	3.23
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Mar-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
M-11	Avg Life	26.40	8.91	4.80	4.01	3.19
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Mar-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
B-1	Avg Life	26.40	8.90	4.78	3.98	3.15
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Feb-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
B-2	Avg Life	26.22	8.32	4.47	3.70	2.93
	First Payment Date	Aug-27	Aug-09	Jun-08	Jun-08	Jan-08
	Last Payment Date	Jan-34	Apr-18	Mar-12	Sep-10	Apr-09

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1A	Avg Life	18.74	4.64	2.42	1.71	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Apr-35	Mar-31	Dec-20	Jan-18	Dec-07
A-1B	Avg Life	18.74	4.64	2.42	1.71	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Apr-35	Mar-31	Dec-20	Jan-18	Dec-07
A-2	Avg Life	18.68	4.68	2.45	1.74	1.05
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Apr-35	Jan-31	Aug-20	Jan-18	Dec-07
M-1	Avg Life	26.52	9.69	5.57	5.52	6.39
	First Payment Date	Aug-27	Aug-09	Jan-09	Dec-09	Dec-07
	Last Payment Date	Mar-35	Sep-28	Apr-19	Apr-16	Sep-14
M-2	Avg Life	26.52	9.67	5.47	5.04	4.71
	First Payment Date	Aug-27	Aug-09	Nov-08	Jun-09	Jun-09
	Last Payment Date	Mar-35	Dec-27	Oct-18	Oct-15	Jan-13
M-3	Avg Life	26.52	9.65	5.41	4.81	4.21
	First Payment Date	Aug-27	Aug-09	Oct-08	Mar-09	Feb-09
	Last Payment Date	Feb-35	Mar-27	Mar-18	May-15	Sep-12
M-4	Avg Life	26.52	9.63	5.37	4.69	3.98
	First Payment Date	Aug-27	Aug-09	Sep-08	Jan-09	Nov-08
	Last Payment Date	Feb-35	Sep-26	Oct-17	Jan-15	Jul-12
M-5	Avg Life	26.52	9.60	5.33	4.59	3.83
	First Payment Date	Aug-27	Aug-09	Sep-08	Dec-08	Sep-08
	Last Payment Date	Feb-35	Feb-26	May-17	Sep-14	Apr-12
M-6	Avg Life	26.52	9.57	5.29	4.52	3.70
	First Payment Date	Aug-27	Aug-09	Aug-08	Nov-08	Jul-08
	Last Payment Date	Jan-35	Jun-25	Dec-16	May-14	Jan-12
M-7	Avg Life	26.52	9.53	5.26	4.44	3.60
	First Payment Date	Aug-27	Aug-09	Aug-08	Oct-08	Jun-08
	Last Payment Date	Jan-35	Aug-24	Jun-16	Dec-13	Sep-11
M-8	Avg Life	26.51	9.48	5.21	4.38	3.52
	First Payment Date	Aug-27	Aug-09	Jul-08	Sep-08	May-08
	Last Payment Date	Dec-34	Nov-23	Dec-15	Aug-13	Jun-11
M-9	Avg Life	26.51	9.42	5.17	4.33	3.46
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Apr-08
	Last Payment Date	Nov-34	Mar-23	Jul-15	Mar-13	Feb-11
M-10	Avg Life	26.50	9.35	5.13	4.27	3.41
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Mar-08
	Last Payment Date	Nov-34	Jun-22	Jan-15	Nov-12	Nov-10

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
M-11	Avg Life	26.49	9.24	5.06	4.20	3.34
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Mar-08
	Last Payment Date	Sep-34	Jul-21	Jul-14	Jun-12	Aug-10
B-1	Avg Life	26.44	9.05	4.88	4.06	3.20
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Feb-08
	Last Payment Date	Jul-34	May-20	Oct-13	Dec-11	Mar-10
B-2	Avg Life	26.22	8.32	4.47	3.70	2.93
	First Payment Date	Aug-27	Aug-09	Jun-08	Jun-08	Jan-08
	Last Payment Date	Jan-34	Apr-18	Mar-12	Sep-10	Apr-09

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
7/25/2005	328,076,782	6.872	10.500
8/25/2005	319,949,226	6.654	10.500
9/25/2005	311,968,179	6.658	10.500
10/25/2005	304,128,257	6.883	10.500
11/25/2005	296,424,539	6.665	10.500
12/25/2005	288,852,565	6.890	10.500
1/25/2006	281,408,341	6.670	10.500
2/25/2006	274,088,324	6.672	10.500
3/25/2006	266,889,423	7.389	10.500
4/25/2006	259,808,986	6.676	10.500
5/25/2006	252,845,269	6.899	10.500
6/25/2006	246,067,697	6.678	10.500
7/25/2006	239,471,671	6.902	10.500
8/25/2006	233,052,325	6.680	10.500
9/25/2006	226,804,925	6.682	10.500
10/25/2006	220,724,864	6.906	10.500
11/25/2006	214,807,659	6.684	10.500
12/25/2006	209,048,946	6.908	10.500
1/25/2007	203,444,480	6.686	10.500
2/25/2007	197,990,126	6.688	10.500
3/25/2007	192,681,865	7.405	10.500
4/25/2007	187,515,781	6.711	10.500
5/25/2007	182,488,696	7.830	10.500
6/25/2007	177,587,803	7.578	10.500
7/25/2007	172,818,250	7.831	10.500
8/25/2007	168,176,517	7.579	10.500
9/25/2007	163,659,181	7.579	10.500
10/25/2007	159,262,909	7.854	10.500
11/25/2007	154,984,924	8.369	10.500
12/25/2007	150,837,717	8.647	10.500
1/25/2008	146,801,255	8.368	10.500
2/25/2008	142,872,582	8.368	10.500
3/25/2008	139,048,818	8.945	10.500
4/25/2008	135,327,165	8.393	10.500
5/25/2008	131,704,840	9.476	10.500
6/25/2008	128,191,257	9.169	10.500
7/25/2008	124,771,228	9.474	10.500
8/25/2008	121,442,251	9.167	10.500
9/25/2008	118,201,902	9.166	10.500
10/25/2008	115,047,822	9.496	10.500
11/25/2008	111,978,025	9.960	10.500
12/25/2008	108,998,978	10.291	10.500
1/25/2009	106,099,036	9.958	10.500
2/25/2009	103,276,091	9.956	10.500
3/25/2009	100,528,096	10.500	10.500
4/25/2009	97,853,063	9.976	10.500

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
7/25/2005	224,353,949	6.729	10.500
8/25/2005	218,905,349	6.519	10.500
9/25/2005	213,550,589	6.526	10.500
10/25/2005	208,286,140	6.750	10.500
11/25/2005	203,108,788	6.538	10.500
12/25/2005	198,015,643	6.762	10.500
1/25/2006	193,004,128	6.549	10.500
2/25/2006	188,071,983	6.553	10.500
3/25/2006	183,217,260	7.259	10.500
4/25/2006	178,438,309	6.560	10.500
5/25/2006	173,735,510	6.781	10.500
6/25/2006	169,157,027	6.564	10.500
7/25/2006	164,699,562	6.786	10.500
8/25/2006	160,359,906	6.569	10.500
9/25/2006	156,134,936	6.572	10.500
10/25/2006	152,021,612	6.793	10.500
11/25/2006	148,016,973	6.577	10.500
12/25/2006	144,118,139	6.799	10.500
1/25/2007	140,322,305	6.582	10.500
2/25/2007	136,626,740	6.584	10.500
3/25/2007	133,028,789	7.293	10.500
4/25/2007	129,525,864	6.618	10.500
5/25/2007	126,115,592	7.956	10.500
6/25/2007	122,737,862	7.701	10.500
7/25/2007	119,450,497	7.960	10.500
8/25/2007	116,251,079	7.705	10.500
9/25/2007	113,137,255	7.707	10.500
10/25/2007	110,106,736	7.993	10.500
11/25/2007	107,157,680	8.494	10.500
12/25/2007	104,298,503	8.778	10.500
1/25/2008	101,515,539	8.496	10.500
2/25/2008	98,806,753	8.497	10.500
3/25/2008	96,170,169	9.085	10.500
4/25/2008	93,603,862	8.545	10.500
5/25/2008	91,105,338	9.613	10.500
6/25/2008	88,681,349	9.305	10.500
7/25/2008	86,321,822	9.614	10.500
8/25/2008	84,025,010	9.303	10.500
9/25/2008	81,789,243	9.302	10.500
10/25/2008	79,612,900	9.651	10.500
11/25/2008	77,494,762	10.089	10.500
12/25/2008	75,438,946	10.425	10.500
1/25/2009	73,437,643	10.087	10.500
2/25/2009	71,489,382	10.085	10.500
3/25/2009	69,592,757	10.500	10.500
4/25/2009	67,746,398	10.120	10.500

Class A-1A and A-1B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	6/25/2005	NA
2	7/25/2005	10.50
3	8/25/2005	10.50
4	9/25/2005	10.50
5	10/25/2005	10.50
6	11/25/2005	10.50
7	12/25/2005	10.50
8	1/25/2006	10.50
9	2/25/2006	10.50
10	3/25/2006	10.50
11	4/25/2006	10.50
12	5/25/2006	10.50
13	6/25/2006	10.50
14	7/25/2006	10.50
15	8/25/2006	10.50
16	9/25/2006	10.50
17	10/25/2006	10.50
18	11/25/2006	10.50
19	12/25/2006	10.50
20	1/25/2007	10.50
21	2/25/2007	10.50
22	3/25/2007	10.50
23	4/25/2007	10.50
24	5/25/2007	10.50
25	6/25/2007	10.50
26	7/25/2007	10.50
27	8/25/2007	10.50
28	9/25/2007	10.50
29	10/25/2007	10.50
30	11/25/2007	10.50
31	12/25/2007	10.50
32	1/25/2008	10.50
33	2/25/2008	10.50
34	3/25/2008	10.50
35	4/25/2008	10.50
36	5/25/2008	10.50
37	6/25/2008	10.50
38	7/25/2008	10.50
39	8/25/2008	10.50
40	9/25/2008	10.50
41	10/25/2008	10.50
42	11/25/2008	10.50
43	12/25/2008	10.50
44	1/25/2009	10.50
45	2/25/2009	10.50

Class A-1A and A-1B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
46	3/25/2009	11.02
47	4/25/2009	10.50
48	5/25/2009	11.10
49	6/25/2009	10.74
50	7/25/2009	11.10
51	8/25/2009	10.74
52	9/25/2009	10.73
53	10/25/2009	11.11
54	11/25/2009	11.52
55	12/25/2009	11.90
56	1/25/2010	11.51
57	2/25/2010	11.51
58	3/25/2010	12.74
59	4/25/2010	11.50
60	5/25/2010	11.99
61	6/25/2010	11.60
62	7/25/2010	11.98
63	8/25/2010	11.59
64	9/25/2010	11.59
65	10/25/2010	11.98
66	11/25/2010	11.60
67	12/25/2010	11.98
68	1/25/2011	11.59
69	2/25/2011	11.59
70	3/25/2011	12.83
71	4/25/2011	11.58
72	5/25/2011	11.97
73	6/25/2011	11.58
74	7/25/2011	11.96
75	8/25/2011	11.57
76	9/25/2011	11.57
77	10/25/2011	11.95
78	11/25/2011	11.56
79	12/25/2011	11.94
80	1/25/2012	11.55
81	2/25/2012	11.55
82	3/25/2012	12.34
83	4/25/2012	11.54
84	5/25/2012	11.93
85	6/25/2012	11.54
86	7/25/2012	11.92

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	6/25/2005	NA
2	7/25/2005	10.50
3	8/25/2005	10.50
4	9/25/2005	10.50
5	10/25/2005	10.50
6	11/25/2005	10.50
7	12/25/2005	10.50
8	1/25/2006	10.50
9	2/25/2006	10.50
10	3/25/2006	10.50
11	4/25/2006	10.50
12	5/25/2006	10.50
13	6/25/2006	10.50
14	7/25/2006	10.50
15	8/25/2006	10.50
16	9/25/2006	10.50
17	10/25/2006	10.50
18	11/25/2006	10.50
19	12/25/2006	10.50
20	1/25/2007	10.50
21	2/25/2007	10.50
22	3/25/2007	10.50
23	4/25/2007	10.50
24	5/25/2007	10.50
25	6/25/2007	10.50
26	7/25/2007	10.50
27	8/25/2007	10.50
28	9/25/2007	10.50
29	10/25/2007	10.50
30	11/25/2007	10.50
31	12/25/2007	10.50
32	1/25/2008	10.50
33	2/25/2008	10.50
34	3/25/2008	10.50
35	4/25/2008	10.50
36	5/25/2008	10.50
37	6/25/2008	10.50
38	7/25/2008	10.50
39	8/25/2008	10.50
40	9/25/2008	10.50
41	10/25/2008	10.50
42	11/25/2008	10.50
43	12/25/2008	10.50
44	1/25/2009	10.50
45	2/25/2009	10.50

Class A-2 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
46	3/25/2009	11.16
47	4/25/2009	10.50
48	5/25/2009	11.23
49	6/25/2009	10.86
50	7/25/2009	11.22
51	8/25/2009	10.86
52	9/25/2009	10.86
53	10/25/2009	11.26
54	11/25/2009	11.63
55	12/25/2009	12.02
56	1/25/2010	11.63
57	2/25/2010	11.63
58	3/25/2010	12.87
59	4/25/2010	11.64
60	5/25/2010	12.34
61	6/25/2010	11.94
62	7/25/2010	12.33
63	8/25/2010	11.93
64	9/25/2010	11.93
65	10/25/2010	12.34
66	11/25/2010	11.94
67	12/25/2010	12.34
68	1/25/2011	11.93
69	2/25/2011	11.93
70	3/25/2011	13.21
71	4/25/2011	11.93
72	5/25/2011	12.33
73	6/25/2011	11.93
74	7/25/2011	12.32
75	8/25/2011	11.92
76	9/25/2011	11.92
77	10/25/2011	12.31
78	11/25/2011	11.91
79	12/25/2011	12.30
80	1/25/2012	11.90
81	2/25/2012	11.90
82	3/25/2012	12.72
83	4/25/2012	11.89
84	5/25/2012	12.29
85	6/25/2012	11.89
86	7/25/2012	12.28

*CPR: 28% (ARM); PPC: 100% (Fixed

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M and Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	6/25/2005	NA
2	7/25/2005	10.50
3	8/25/2005	10.50
4	9/25/2005	10.50
5	10/25/2005	10.50
6	11/25/2005	10.50
7	12/25/2005	10.50
8	1/25/2006	10.50
9	2/25/2006	10.50
10	3/25/2006	10.50
11	4/25/2006	10.50
12	5/25/2006	10.50
13	6/25/2006	10.50
14	7/25/2006	10.50
15	8/25/2006	10.50
16	9/25/2006	10.50
17	10/25/2006	10.50
18	11/25/2006	10.50
19	12/25/2006	10.50
20	1/25/2007	10.50
21	2/25/2007	10.50
22	3/25/2007	10.50
23	4/25/2007	10.50
24	5/25/2007	10.50
25	6/25/2007	10.50
26	7/25/2007	10.50
27	8/25/2007	10.50
28	9/25/2007	10.50
29	10/25/2007	10.50
30	11/25/2007	10.50
31	12/25/2007	10.50
32	1/25/2008	10.50
33	2/25/2008	10.50
34	3/25/2008	10.50
35	4/25/2008	10.50
36	5/25/2008	10.50
37	6/25/2008	10.50
38	7/25/2008	10.50
39	8/25/2008	10.50
40	9/25/2008	10.50
41	10/25/2008	10.50
42	11/25/2008	10.50
43	12/25/2008	10.50
44	1/25/2009	10.50
45	2/25/2009	10.50

Class M and Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	3/25/2009	11.08
47	4/25/2009	10.50
48	5/25/2009	11.15
49	6/25/2009	10.79
50	7/25/2009	11.15
51	8/25/2009	10.79
52	9/25/2009	10.78
53	10/25/2009	11.17
54	11/25/2009	11.56
55	12/25/2009	11.95
56	1/25/2010	11.56
57	2/25/2010	11.56
58	3/25/2010	12.79
59	4/25/2010	11.56
60	5/25/2010	12.13
61	6/25/2010	11.74
62	7/25/2010	12.13
63	8/25/2010	11.73
64	9/25/2010	11.73
65	10/25/2010	12.12
66	11/25/2010	11.74
67	12/25/2010	12.13
68	1/25/2011	11.73
69	2/25/2011	11.73
70	3/25/2011	12.98
71	4/25/2011	11.73
72	5/25/2011	12.11
73	6/25/2011	11.72
74	7/25/2011	12.11
75	8/25/2011	11.71
76	9/25/2011	11.71
77	10/25/2011	12.10
78	11/25/2011	11.70
79	12/25/2011	12.09
80	1/25/2012	11.70
81	2/25/2012	11.69
82	3/25/2012	12.50
83	4/25/2012	11.69
84	5/25/2012	12.07
85	6/25/2012	11.68
86	7/25/2012	12.07

*CPR: 28% (ARM); PPC: 100% (Fixed

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	334	3.0900	3.4900	334	46	549	4.5289	4.5701	503
2	334	3.2683	3.6154	316	47	513	4.5399	4.5711	452
3	322	3.4320	3.7337	287	48	525	4.5513	4.5704	470
4	322	3.5239	3.8240	278	49	513	4.5055	4.5699	458
5	334	3.6461	3.9001	279	50	525	4.5131	4.5774	474
6	322	3.8428	3.9637	247	51	513	4.5221	4.5870	456
7	334	3.8318	4.0059	261	52	513	4.5303	4.5940	455
8	322	3.9260	4.0378	238	53	525	4.5377	4.6004	471
9	322	3.9910	4.0622	232	54	513	4.5459	4.6083	457
10	357	3.9825	4.0817	274	55	525	4.5533	4.6159	473
11	321	4.0079	4.1118	230	56	513	4.5623	4.6452	455
12	332	4.0982	4.1428	234	57	513	4.5693	4.6780	454
13	320	4.0195	4.1655	228	58	550	4.5747	4.7062	504
14	331	4.0646	4.2110	237	59	514	4.5824	4.7369	453
15	319	4.1092	4.2541	219	60	526	4.5895	4.7691	483
16	319	4.1537	4.2963	214	61	514	4.7282	4.8006	452
17	330	4.1972	4.3402	223	62	527	4.7374	4.8096	469
18	317	4.2370	4.3786	205	63	515	4.7475	4.8203	451
19	329	4.2804	4.4197	215	64	516	4.7571	4.8287	451
20	316	4.3229	4.4261	196	65	528	4.7671	4.8365	468
21	316	4.3617	4.4291	192	66	517	4.7762	4.8463	456
22	351	4.3999	4.4293	231	67	529	4.7842	4.8540	473
23	317	4.4392	4.4282	187	68	517	4.7942	4.8422	455
24	427	4.4782	4.4222	291	69	518	4.8026	4.8288	455
25	414	4.3170	4.4150	290	70	554	4.8092	4.8164	507
26	425	4.3407	4.4396	303	71	519	4.8190	4.8045	454
27	412	4.3628	4.4614	284	72	532	4.8185	4.7892	468
28	411	4.3869	4.4864	280	73	520	4.7155	4.7763	461
29	425	4.4095	4.5067	296	74	533	4.7214	4.7812	478
30	484	4.4315	4.5283	355	75	521	4.7265	4.7869	461
31	495	4.4540	4.5498	369	76	522	4.7314	4.7915	462
32	482	4.4762	4.5442	349	77	534	4.7364	4.7955	479
33	481	4.4992	4.5375	346	78	523	4.7414	4.8006	463
34	505	4.5197	4.5279	377	79	536	4.7456	4.8047	480
35	480	4.5395	4.5194	343	80	525	4.7509	4.8495	463
36	514	4.5591	4.5079	431	81	525	4.7552	4.8892	464
37	500	4.4222	4.4963	426	82	550	4.7587	4.9308	498
38	515	4.4347	4.5079	442	83	527	4.7634	4.9739	465
39	507	4.4484	4.5204	428	84	539	4.7672	5.0158	499
40	508	4.4607	4.5334	428	85	528	4.9889	5.0588	461
41	522	4.4718	4.5432	446	86	541	4.9952	5.0657	479
42	511	4.4844	4.5552	456					
43	523	4.4957	4.5671	472					
44	511	4.5071	4.5687	454					
45	512	4.5191	4.5695	453					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,440	Index Type:	
Aggregate Principal Balance:	$566,256,939	6 Month LIBOR:	86.31%
Conforming Principal Balance Loans:	$445,180,519	Fixed Rate:	13.69%
Average Principal Balance:	$164,610	W.A. Initial Periodic Cap:	1.232%
Range:	$12,508 - $690,000	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.349%	W.A. Lifetime Rate Cap:	6.465%
Range:	5.200% - 12.100%	Property Type:	
W.A. Gross Margin:	5.997%	Single Family:	75.06%
Range:	4.000% - 7.425%	2-4 Family:	4.26%
W.A. Remaining Term:	342 months	PUD:	13.23%
Range:	172 months - 360 months	Condo:	7.46%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2035	Primary:	95.97%
State Concentration (> 5.00%):		Investment:	3.04%
California:	58.39%	Second Home:	1.00%
Illinois:	12.59%	Documentation Status:	
Texas:	7.94%	Full:	38.10%
Florida:	6.83%	Stated:	61.38%
W.A. Original CLTV:	82.04%	Limited:	0.52%
Range:	19.23% - 100.00%	Non-Zero W.A. Prepayment Penalty–Term:	24 months
First Liens:	90.88%	Loans with Prepay Penalties:	77.61%
Second Liens:	9.12%	% IO Loans	40.37%
Non-Balloon Loans:	90.98%		
W.A. FICO Score :	630		

DESCRIPTION OF THE TOTAL COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Fixed - 15 Year	26	1,558,762	0.28	8.054	633	79.57
Fixed - 30 Year	158	22,905,023	4.04	7.224	621	75.76
Fixed - 30 Year-IO	7	1,981,799	0.35	6.862	659	81.88
Balloon - 15/30	1,013	51,066,046	9.02	10.192	658	99.81
ARM - 2 Year/6 Month	1,351	256,890,787	45.37	7.216	609	80.25
ARM - 2 Year/6 Month-IO	834	221,513,966	39.12	6.884	647	80.80
ARM - 3 Year/6 Month	32	5,243,174	0.93	7.094	611	80.22
ARM - 3 Year/6 Month-IO	19	5,097,381	0.90	6.605	642	78.40
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Originati on ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1 - 50,000.00	580	18,470,528	3.26	10.198	648	98.91
50,000.01 - 100,000.00	764	56,431,813	9.97	9.055	642	90.22
100,000.01 - 150,000.00	473	58,581,907	10.35	7.540	623	80.81
150,000.01 - 200,000.00	442	77,888,974	13.76	7.111	620	78.98
200,000.01 - 250,000.00	388	87,516,477	15.46	7.058	624	79.86
250,000.01 - 300,000.00	305	83,785,570	14.80	6.935	631	79.90
300,000.01 - 350,000.00	210	67,839,845	11.98	6.933	633	81.77
350,000.01 - 400,000.00	147	55,239,411	9.76	6.901	627	80.86
400,000.01 - 450,000.00	67	28,540,912	5.04	6.866	639	81.10
450,000.01 - 500,000.00	51	24,279,033	4.29	6.838	627	82.93
500,000.01 - 550,000.00	3	1,581,045	0.28	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	0.50	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	0.45	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.12	7.900	616	86.25
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	580	18,470,528	3.26	10.198	648	98.91
50,000.01 - 100,000.00	764	56,431,813	9.97	9.055	642	90.22
100,000.01 - 150,000.00	475	58,881,300	10.40	7.537	623	80.74
150,000.01 - 200,000.00	440	77,589,581	13.70	7.111	621	79.03
200,000.01 - 250,000.00	388	87,516,477	15.46	7.058	624	79.86
250,000.01 - 300,000.00	306	84,085,562	14.85	6.939	631	79.96
300,000.01 - 350,000.00	210	67,889,676	11.99	6.929	633	81.70
350,000.01 - 400,000.00	146	54,889,589	9.69	6.900	627	80.86
400,000.01 - 450,000.00	67	28,540,912	5.04	6.866	639	81.10
450,000.01 - 500,000.00	51	24,279,033	4.29	6.838	627	82.93
500,000.01 - 550,000.00	3	1,581,045	0.28	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	0.50	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	0.45	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.12	7.900	616	86.25
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
121 - 180	1,039	52,624,808	9.29	10.128	657	99.21
301 - 360	2,401	513,632,131	90.71	7.064	627	80.28
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	8	2,016,932	0.36	5.378	634	70.78
5.500 - 5.999	144	39,538,968	6.98	5.841	650	78.32
6.000 - 6.499	295	69,207,056	12.22	6.264	644	77.81
6.500 - 6.999	730	172,204,402	30.41	6.789	636	79.59
7.000 - 7.499	442	92,533,031	16.34	7.253	625	80.57
7.500 - 7.999	463	90,282,913	15.94	7.739	609	81.87
8.000 - 8.499	145	23,635,224	4.17	8.235	593	84.58
8.500 - 8.999	143	18,753,923	3.31	8.736	602	86.15
9.000 - 9.499	56	5,652,312	1.00	9.231	603	88.32
9.500 - 9.999	496	25,769,861	4.55	9.785	658	97.61
10.000 - 10.499	144	7,763,523	1.37	10.227	657	99.30
10.500 - 10.999	265	13,950,815	2.46	10.727	638	99.57
11.000 - 11.499	105	4,709,420	0.83	11.186	620	98.84
11.500 - 11.999	2	115,896	0.02	11.741	635	100.00
12.000 - 12.499	2	122,662	0.02	12.100	569	83.22
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	46	7,646,414	1.35	6.755	602	43.39
50.01 - 55.00	23	4,177,094	0.74	6.827	573	53.03
55.01 - 60.00	31	6,547,719	1.16	6.890	590	57.94
60.01 - 65.00	58	11,653,201	2.06	6.782	587	63.55
65.01 - 70.00	82	16,580,561	2.93	7.075	577	68.79
70.01 - 75.00	140	30,745,795	5.43	7.103	585	73.74
75.01 - 80.00	1,383	288,720,075	50.99	6.925	644	79.86
80.01 - 85.00	241	54,365,505	9.60	7.295	594	84.46
85.01 - 90.00	296	70,266,488	12.41	7.199	624	89.64
90.01 - 95.00	140	24,810,143	4.38	8.204	637	94.79
95.01 - 100.00	1,000	50,743,944	8.96	10.171	657	99.98
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
500 - 524	127	25,462,152	4.50	7.758	513	75.00
525 - 549	154	30,117,241	5.32	7.435	537	76.05
550 - 574	198	42,582,907	7.52	7.362	563	78.03
575 - 599	391	64,843,519	11.45	7.345	587	82.01
600 - 624	538	86,851,503	15.34	7.325	613	83.05
625 - 649	759	115,832,307	20.46	7.439	637	83.54
650 - 674	572	84,751,444	14.97	7.325	661	83.12
675 - 699	312	53,212,684	9.40	7.221	685	83.99
700 - 724	198	32,981,714	5.82	7.061	710	83.47
725 - 749	95	14,273,777	2.52	7.290	737	83.87
750 - 774	71	11,277,000	1.99	7.169	760	81.73
775 - 799	23	3,885,821	0.69	7.222	782	82.78
800 - 824	2	184,871	0.03	7.904	802	84.00
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
California	1,490	330,661,218	58.39	7.131	630	80.85
Illinois	490	71,303,120	12.59	7.724	638	84.58
Texas	543	44,934,062	7.94	7.819	621	83.02
Florida	270	38,684,789	6.83	7.607	630	83.43
Arizona	125	14,843,360	2.62	7.583	637	83.82
Colorado	87	11,231,392	1.98	7.432	616	83.71
Utah	86	8,792,816	1.55	7.550	628	84.17
Minnesota	59	8,702,477	1.54	7.428	621	82.35
Missouri	76	6,687,120	1.18	7.928	623	84.79
Nevada	36	5,989,311	1.06	7.442	629	82.97
Wisconsin	48	5,116,493	0.90	7.972	610	83.14
Washington	31	5,106,082	0.90	6.953	611	83.04
Oregon	28	3,601,832	0.64	7.342	622	83.01
Connecticut	18	3,019,369	0.53	7.392	602	81.68
Hawaii	6	1,983,868	0.35	7.034	659	83.85
Michigan	10	1,307,152	0.23	7.730	560	76.50
Kansas	12	1,289,524	0.23	7.582	651	80.11
Indiana	5	991,392	0.18	7.584	594	91.53
Louisiana	8	967,090	0.17	7.960	639	83.89
Kentucky	4	452,022	0.08	8.279	561	85.40
Oklahoma	5	347,242	0.06	8.087	631	88.73
Tennessee	3	245,208	0.04	7.259	657	86.29
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Primary	3,310	543,425,836	95.97	7.349	629	82.16
Investment	97	17,194,667	3.04	7.357	634	77.25
Second Home	33	5,636,436	1.00	7.338	648	84.29
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Stated	2,108	347,561,964	61.38	7.592	643	82.69
Full	1,317	215,727,224	38.10	6.962	609	81.08
Limited	15	2,967,751	0.52	7.006	573	74.70
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Purchase	2,200	307,990,091	54.39	7.530	651	84.26
Refinance - Cashout	1,173	247,672,397	43.74	7.128	604	79.26
Refinance - Rate Term	67	10,594,450	1.87	7.259	603	82.28
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Single Family Residence	2,545	425,006,792	75.06	7.345	626	81.82
PUD	488	74,894,923	13.23	7.380	632	83.01
Condo	287	42,220,136	7.46	7.349	648	83.57
2-4 Family	120	24,135,088	4.26	7.322	650	80.11
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
January 2007	3	855,508	0.18	6.671	634	80.00
February 2007	41	8,964,826	1.83	6.977	629	82.32
March 2007	755	166,983,565	34.17	7.019	620	80.36
April 2007	1,288	282,788,377	57.86	7.075	631	80.61
May 2007	98	18,812,477	3.85	7.314	615	79.51
February 2008	1	222,000	0.05	6.875	609	79.29
March 2008	17	3,496,711	0.72	7.047	625	81.05
April 2008	28	5,636,424	1.15	6.790	621	78.64
May 2008	5	985,420	0.20	6.521	668	77.11
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
4.000 - 4.499	11	1,723,408	0.35	7.489	639	81.18
4.500 - 4.999	120	18,894,362	3.87	7.195	632	81.35
5.000 - 5.499	32	7,914,603	1.62	6.827	642	78.45
5.500 - 5.999	6	1,715,659	0.35	6.815	645	81.42
6.000 - 6.499	1,912	425,644,678	87.09	7.014	631	80.92
6.500 - 6.999	115	25,212,306	5.16	7.431	566	75.28
7.000 - 7.499	40	7,640,294	1.56	8.105	555	72.62
Total:	**2,236**	***488,745,308***	***100.00***	**7.058**	***627***	***80.48***

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
11.000 - 11.499	5	1,368,352	0.28	5.361	631	69.39
11.500 - 11.999	56	14,106,307	2.89	5.828	644	77.92
12.000 - 12.499	138	27,996,313	5.73	6.239	632	77.19
12.500 - 12.999	463	103,616,697	21.20	6.565	625	79.38
13.000 - 13.499	388	84,958,695	17.38	6.838	627	79.44
13.500 - 13.999	613	138,492,419	28.34	7.170	631	80.63
14.000 - 14.499	277	58,904,286	12.05	7.533	630	82.42
14.500 - 14.999	209	45,417,126	9.29	8.000	616	83.56
15.000 - 15.499	47	8,103,024	1.66	8.673	580	85.13
15.500 - 15.999	31	4,741,048	0.97	9.137	608	86.60
16.000 - 16.499	4	538,643	0.11	9.457	626	90.34
16.500 - 16.999	2	230,154	0.05	10.364	537	74.59
17.000 - 17.499	2	222,273	0.05	10.511	571	86.03
18.000 - 18.499	1	49,972	0.01	12.100	529	58.82
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	8	2,016,932	0.41	5.378	634	70.78
5.500 - 5.999	138	37,828,690	7.74	5.840	650	78.64
6.000 - 6.499	268	63,810,567	13.06	6.267	644	78.13
6.500 - 6.999	693	164,700,846	33.70	6.790	636	79.88
7.000 - 7.499	420	89,799,905	18.37	7.251	625	80.58
7.500 - 7.999	428	86,304,924	17.66	7.738	608	82.06
8.000 - 8.499	131	22,204,393	4.54	8.234	592	84.99
8.500 - 8.999	92	15,194,789	3.11	8.719	586	84.66
9.000 - 9.499	30	3,901,424	0.80	9.210	572	85.93
9.500 - 9.999	22	2,449,948	0.50	9.636	579	83.93
10.000 - 10.499	3	278,593	0.06	10.161	586	91.00
10.500 - 10.999	1	124,554	0.03	10.800	541	70.00
11.000 - 11.499	1	79,773	0.02	11.300	510	70.00
12.000 - 12.499	1	49,972	0.01	12.100	529	58.82
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	1,381	261,530,399	53.51	7.212	609	80.25
1.500	855	227,214,909	46.49	6.880	647	80.75
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	2,236	488,745,308	100.00	7.058	627	80.48
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
6.000 - 6.499	1,381	261,530,399	53.51	7.212	609	80.25
7.000 - 7.499	855	227,214,909	46.49	6.880	647	80.75
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0	1,004	126,784,731	22.39	7.861	636	84.41
12	107	26,007,388	4.59	7.368	637	81.96
24	2,117	385,495,425	68.08	7.186	627	81.46
36	212	27,969,395	4.94	7.256	629	79.26
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	2,319	Index Type:	
Aggregate Principal Balance:	$336,356,699	6 Month LIBOR:	86.49%
Conforming Principal Balance Loans:	$336,356,699	Fixed Rate:	13.51%
Average Principal Balance:	$145,044	W.A. Initial Periodic Cap:	1.117%
Range:	$12,724 - $496,000	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.390%	W.A. Lifetime Rate Cap:	6.233%
Range:	5.200% - 12.100%	Property Type:	
W.A. Gross Margin:	5.981%	Single Family:	73.57%
Range:	4.000% - 7.425%	2-4 Family:	5.86%
W.A. Remaining Term:	346 months	PUD:	13.05%
Range:	176 months - 360 months	Condo:	7.51%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2035	Primary:	95.50%
State Concentration (> 5.00%):		Investment:	3.16%
California:	45.18%	Second Home:	1.34%
Illinois:	17.87%	Documentation Status:	
Texas:	11.54%	Full:	40.73%
Florida:	8.09%	Stated:	58.58%
W.A. Original CLTV:	81.40%	Limited:	0.69%
Range:	19.23% - 100.00%	Non-Zero W.A. Prepayment Penalty–Term:	25 months
First Liens:	93.01%	Loans with Prepay Penalties:	72.33%
Second Liens:	6.99%	% IO Loans	19.99%
Non-Balloon Loans:	93.12%		
W.A. FICO Score :	623		

DESCRIPTION OF THE GROUP I COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Fixed - 15 Year	22	1,371,383	0.41	7.854	628	76.85
Fixed - 30 Year	153	20,923,891	6.22	7.325	619	76.81
Balloon - 15/30	568	23,147,213	6.88	10.205	657	99.86
ARM - 2 Year/6 Month	1,260	219,237,514	65.18	7.247	611	80.17
ARM - 2 Year/6 Month-IO	279	65,605,409	19.50	6.919	650	80.75
ARM - 3 Year/6 Month	30	4,423,271	1.32	7.226	603	80.72
ARM - 3 Year/6 Month-IO	7	1,648,017	0.49	6.444	662	75.98
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1 - 50,000.00	416	13,358,674	3.97	10.177	648	98.59
50,000.01 - 100,000.00	504	36,488,992	10.85	8.478	633	85.32
100,000.01 - 150,000.00	382	47,501,873	14.12	7.403	617	79.57
150,000.01 - 200,000.00	355	62,362,539	18.54	7.191	616	78.94
200,000.01 - 250,000.00	285	64,231,715	19.10	7.078	618	79.84
250,000.01 - 300,000.00	211	57,924,623	17.22	6.984	624	80.14
300,000.01 - 350,000.00	146	47,016,382	13.98	6.994	627	81.97
350,000.01 - 400,000.00	17	6,127,206	1.82	6.970	628	83.23
400,000.01 - 450,000.00	2	848,695	0.25	7.195	621	84.77
450,000.01 - 500,000.00	1	496,000	0.15	6.740	648	80.00
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	416	13,358,674	3.97	10.177	648	98.59
50,000.01 - 100,000.00	504	36,488,992	10.85	8.478	633	85.32
100,000.01 - 150,000.00	384	47,801,266	14.21	7.401	616	79.49
150,000.01 - 200,000.00	353	62,063,146	18.45	7.192	617	79.00
200,000.01 - 250,000.00	285	64,231,715	19.10	7.078	618	79.84
250,000.01 - 300,000.00	212	58,224,615	17.31	6.989	625	80.22
300,000.01 - 350,000.00	146	47,066,213	13.99	6.989	626	81.87
350,000.01 - 400,000.00	16	5,777,383	1.72	6.969	632	83.43
400,000.01 - 450,000.00	2	848,695	0.25	7.195	621	84.77
450,000.01 - 500,000.00	1	496,000	0.15	6.740	648	80.00
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
121 - 180	590	24,518,596	7.29	10.073	656	98.57
301 - 360	1,729	311,838,103	92.71	7.179	620	80.05
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	976,791	0.29	5.353	630	63.41
5.500 - 5.999	70	15,415,082	4.58	5.838	644	78.57
6.000 - 6.499	196	39,413,566	11.72	6.260	640	77.54
6.500 - 6.999	490	99,084,206	29.46	6.788	629	79.02
7.000 - 7.499	320	57,797,730	17.18	7.255	622	80.22
7.500 - 7.999	364	60,975,751	18.13	7.738	607	81.17
8.000 - 8.499	124	17,105,992	5.09	8.230	596	83.71
8.500 - 8.999	120	15,053,609	4.48	8.748	593	85.38
9.000 - 9.499	45	4,711,319	1.40	9.221	592	86.43
9.500 - 9.999	282	12,557,545	3.73	9.741	645	95.52
10.000 - 10.499	86	3,809,639	1.13	10.194	660	98.93
10.500 - 10.999	149	6,483,270	1.93	10.722	637	99.25
11.000 - 11.499	66	2,806,333	0.83	11.196	617	98.20
11.500 - 11.999	2	115,896	0.03	11.741	635	100.00
12.000 - 12.499	1	49,972	0.01	12.100	529	58.82
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	38	5,600,374	1.67	6.962	577	42.69
50.01 - 55.00	18	3,000,682	0.89	6.980	562	53.24
55.01 - 60.00	27	4,835,004	1.44	6.906	585	58.18
60.01 - 65.00	47	8,657,163	2.57	6.840	588	63.59
65.01 - 70.00	60	10,922,027	3.25	7.240	565	68.92
70.01 - 75.00	106	19,490,800	5.79	7.276	582	73.73
75.01 - 80.00	961	166,624,148	49.54	7.046	639	79.87
80.01 - 85.00	182	35,579,286	10.58	7.345	587	84.41
85.01 - 90.00	209	40,969,607	12.18	7.204	622	89.62
90.01 - 95.00	104	17,459,286	5.19	8.288	634	94.78
95.01 - 100.00	567	23,218,323	6.90	10.203	657	99.98
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
500 - 524	112	19,491,220	5.79	7.839	513	74.34
525 - 549	133	23,239,034	6.91	7.524	537	74.91
550 - 574	148	27,472,530	8.17	7.384	563	77.45
575 - 599	285	41,784,438	12.42	7.394	587	81.17
600 - 624	373	52,914,839	15.73	7.312	612	83.16
625 - 649	480	65,764,497	19.55	7.473	637	83.33
650 - 674	364	46,715,284	13.89	7.321	661	82.89
675 - 699	190	26,980,518	8.02	7.249	685	83.75
700 - 724	115	15,841,181	4.71	7.203	710	83.64
725 - 749	60	7,842,706	2.33	7.217	738	83.23
750 - 774	40	5,237,742	1.56	7.159	759	81.33
775 - 799	17	2,887,838	0.86	7.134	779	82.42
800 - 824	2	184,871	0.05	7.904	802	84.00
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
California	753	151,964,559	45.18	7.073	620	78.84
Illinois	409	60,122,730	17.87	7.663	636	84.35
Texas	467	38,799,808	11.54	7.828	618	82.74
Florida	204	27,205,269	8.09	7.607	630	83.27
Arizona	94	10,197,029	3.03	7.600	628	84.39
Minnesota	47	7,277,377	2.16	7.387	621	82.61
Utah	61	6,243,842	1.86	7.489	629	83.83
Colorado	53	6,119,802	1.82	7.612	609	83.62
Missouri	66	6,089,956	1.81	7.743	623	84.33
Wisconsin	41	4,409,618	1.31	7.959	605	81.98
Nevada	26	3,962,365	1.18	7.276	614	82.55
Washington	23	3,180,961	0.95	7.173	609	84.43
Connecticut	16	2,798,760	0.83	7.442	600	80.88
Oregon	17	2,358,434	0.70	7.323	613	83.08
Michigan	8	1,202,821	0.36	7.680	552	75.08
Hawaii	3	1,135,984	0.34	6.704	637	80.85
Louisiana	7	934,703	0.28	7.872	638	83.33
Kansas	9	806,227	0.24	7.789	624	78.83
Indiana	4	519,278	0.15	8.097	617	92.91
Kentucky	4	452,022	0.13	8.279	561	85.40
Oklahoma	4	329,948	0.10	7.935	632	88.14
Tennessee	3	245,208	0.07	7.259	657	86.29
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Primary	2,219	321,214,229	95.50	7.384	623	81.50
Investment	74	10,628,020	3.16	7.625	622	76.77
Second Home	26	4,514,450	1.34	7.283	641	85.16
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Stated	1,341	197,026,446	58.58	7.635	637	82.07
Full	965	136,994,710	40.73	7.042	603	80.58
Limited	13	2,335,542	0.69	7.104	584	73.37
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Purchase	1,431	175,468,933	52.17	7.568	645	84.03
Refinance - Cashout	835	153,599,956	45.67	7.175	599	78.34
Refinance - Rate Term	53	7,287,810	2.17	7.631	602	82.45
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Single Family Residence	1,689	247,462,550	73.57	7.370	619	81.03
PUD	342	43,890,747	13.05	7.488	625	82.57
Condo	190	25,276,543	7.51	7.474	643	83.88
2-4 Family	98	19,726,860	5.86	7.310	645	80.26
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
January 2007	2	479,508	0.16	7.216	624	80.00
February 2007	26	5,094,512	1.75	7.206	624	82.60
March 2007	524	98,849,560	33.98	7.136	615	79.66
April 2007	901	165,346,557	56.84	7.169	625	80.61
May 2007	86	15,072,787	5.18	7.430	608	80.38
February 2008	1	222,000	0.08	6.875	609	79.29
March 2008	10	1,523,944	0.52	7.219	628	82.93
April 2008	22	3,790,424	1.30	6.923	615	79.30
May 2008	4	534,920	0.18	7.137	624	70.46
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
4.000 - 4.499	10	1,593,808	0.55	7.460	638	81.27
4.500 - 4.999	113	17,761,212	6.11	7.205	632	81.47
5.000 - 5.499	18	3,805,653	1.31	7.004	641	78.08
5.500 - 5.999	3	759,200	0.26	6.783	656	80.00
6.000 - 6.499	1,302	242,722,202	83.43	7.116	625	80.85
6.500 - 6.999	96	18,855,752	6.48	7.513	562	74.42
7.000 - 7.499	34	5,416,385	1.86	8.280	560	72.70
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
11.000 - 11.499	4	976,791	0.34	5.353	630	63.41
11.500 - 11.999	46	10,146,677	3.49	5.822	640	77.89
12.000 - 12.499	129	24,659,560	8.48	6.255	632	77.10
12.500 - 12.999	367	70,346,431	24.18	6.725	622	79.28
13.000 - 13.499	281	51,707,175	17.77	7.049	620	80.04
13.500 - 13.999	394	73,799,405	25.37	7.413	620	80.70
14.000 - 14.499	169	29,848,708	10.26	7.735	623	82.38
14.500 - 14.999	124	21,673,502	7.45	8.264	604	83.59
15.000 - 15.499	32	3,994,974	1.37	9.080	572	85.04
15.500 - 15.999	24	3,107,448	1.07	9.415	597	85.64
16.000 - 16.499	3	399,243	0.14	9.540	646	92.21
16.500 - 16.999	1	124,554	0.04	10.800	541	70.00
17.000 - 17.499	1	79,773	0.03	11.300	510	70.00
18.000 - 18.499	1	49,972	0.02	12.100	529	58.82
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	976,791	0.34	5.353	630	63.41
5.500 - 5.999	66	14,623,344	5.03	5.835	643	78.56
6.000 - 6.499	174	35,858,378	12.33	6.262	640	77.89
6.500 - 6.999	455	92,160,340	31.68	6.790	630	79.44
7.000 - 7.499	299	55,178,003	18.97	7.252	622	80.24
7.500 - 7.999	330	57,207,761	19.66	7.738	607	81.39
8.000 - 8.499	110	15,675,162	5.39	8.228	596	84.21
8.500 - 8.999	83	12,737,670	4.38	8.736	584	84.62
9.000 - 9.499	29	3,762,024	1.29	9.209	572	85.96
9.500 - 9.999	21	2,344,348	0.81	9.626	581	84.11
10.000 - 10.499	2	136,093	0.05	10.257	566	86.80
10.500 - 10.999	1	124,554	0.04	10.800	541	70.00
11.000 - 11.499	1	79,773	0.03	11.300	510	70.00
12.000 - 12.499	1	49,972	0.02	12.100	529	58.82
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	1,288	223,057,222	76.67	7.246	611	80.18
1.500	288	67,856,989	23.33	6.913	651	80.63
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	1,576	290,914,212	100.00	7.168	620	80.28
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
6.000 - 6.499	1,288	223,057,222	76.67	7.246	611	80.18
7.000 - 7.499	288	67,856,989	23.33	6.913	651	80.63
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0	770	93,083,743	27.67	7.783	631	83.86
12	48	9,373,619	2.79	7.380	628	83.16
24	1,327	213,417,683	63.45	7.218	619	80.44
36	174	20,481,654	6.09	7.394	622	79.44
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY - GROUP II POOL

Number of Mortgage Loans:	1,121	Index Type:	
Aggregate Principal Balance:	$229,900,240	6 Month LIBOR:	86.05%
Conforming Principal Balance Loans:	$108,823,820	Fixed Rate:	13.95%
Average Principal Balance:	$205,085	W.A. Initial Periodic Cap:	1.403%
Range:	$12,508 - $690,000	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.290%	W.A. Lifetime Rate Cap:	6.806%
Range:	5.370% - 12.100%	Property Type:	
W.A. Gross Margin:	6.019%	Single Family:	77.23%
Range:	4.000% - 7.125%	2-4 Family:	1.92%
W.A. Remaining Term:	337 months	PUD:	13.49%
Range:	172 - 360 months	Condo:	7.37%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2035	Primary:	96.66%
State Concentration (> 5.00%):		Investment:	2.86%
California:	77.73 %	Second Home:	0.49%
W.A. Original CLTV:	82.97%	Documentation Status:	
Range:	35.56% - 100.00%	Full:	34.25%
First Liens:	87.77%	Stated:	65.48%
Second Liens:	12.23%	Limited:	0.27%
Non-Balloon Loans:	87.86%	Non-Zero W.A. Prepayment Penalty–Term:	23 months
W.A. FICO Score:	639	Loans with Prepay Penalties:	85.34%
		% IO Loans	70.18%

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Fixed - 15 Year	4	187,379	0.08	9.521	670	99.50
Fixed - 30 Year	5	1,981,132	0.86	6.160	640	64.74
Fixed - 30 Year-IO	7	1,981,799	0.86	6.862	659	81.88
Balloon - 15/30	445	27,918,833	12.14	10.181	658	99.77
ARM - 2 Year/6 Month	91	37,653,273	16.38	7.030	596	80.73
ARM - 2 Year/6 Month-IO	555	155,908,556	67.82	6.870	646	80.83
ARM - 3 Year/6 Month	2	819,904	0.36	6.380	652	77.58
ARM - 3 Year/6 Month-IO	12	3,449,364	1.50	6.682	633	79.56
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1 - 50,000.00	164	5,111,853	2.22	10.253	648	99.72
50,000.01 - 100,000.00	260	19,942,822	8.67	10.110	659	99.19
100,000.01 - 150,000.00	91	11,080,034	4.82	8.125	653	86.16
150,000.01 - 200,000.00	87	15,526,435	6.75	6.790	637	79.13
200,000.01 - 250,000.00	103	23,284,762	10.13	7.003	639	79.91
250,000.01 - 300,000.00	94	25,860,946	11.25	6.825	646	79.37
300,000.01 - 350,000.00	64	20,823,463	9.06	6.794	649	81.32
350,000.01 - 400,000.00	130	49,112,205	21.36	6.892	626	80.56
400,000.01 - 450,000.00	65	27,692,217	12.05	6.856	640	80.98
450,000.01 - 500,000.00	50	23,783,033	10.34	6.840	627	82.99
500,000.01 - 550,000.00	3	1,581,045	0.69	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	1.24	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	1.12	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.30	7.900	616	86.25
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	164	5,111,853	2.22	10.253	648	99.72
50,000.01 - 100,000.00	260	19,942,822	8.67	10.110	659	99.19
100,000.01 - 150,000.00	91	11,080,034	4.82	8.125	653	86.16
150,000.01 - 200,000.00	87	15,526,435	6.75	6.790	637	79.13
200,000.01 - 250,000.00	103	23,284,762	10.13	7.003	639	79.91
250,000.01 - 300,000.00	94	25,860,946	11.25	6.825	646	79.37
300,000.01 - 350,000.00	64	20,823,463	9.06	6.794	649	81.32
350,000.01 - 400,000.00	130	49,112,205	21.36	6.892	626	80.56
400,000.01 - 450,000.00	65	27,692,217	12.05	6.856	640	80.98
450,000.01 - 500,000.00	50	23,783,033	10.34	6.840	627	82.99
500,000.01 - 550,000.00	3	1,581,045	0.69	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	1.24	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	1.12	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.30	7.900	616	86.25
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
121 - 180	449	28,106,212	12.23	10.176	658	99.77
301 - 360	672	201,794,028	87.77	6.888	637	80.63
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,040,141	0.45	5.401	638	77.69
5.500 - 5.999	74	24,123,886	10.49	5.843	653	78.16
6.000 - 6.499	99	29,793,490	12.96	6.268	649	78.16
6.500 - 6.999	240	73,120,196	31.81	6.790	644	80.36
7.000 - 7.499	122	34,735,301	15.11	7.249	632	81.15
7.500 - 7.999	99	29,307,162	12.75	7.740	612	83.32
8.000 - 8.499	21	6,529,232	2.84	8.249	585	86.88
8.500 - 8.999	23	3,700,314	1.61	8.689	639	89.26
9.000 - 9.499	11	940,994	0.41	9.279	661	97.78
9.500 - 9.999	214	13,212,315	5.75	9.828	670	99.59
10.000 - 10.499	58	3,953,885	1.72	10.259	654	99.67
10.500 - 10.999	116	7,467,546	3.25	10.731	638	99.85
11.000 - 11.499	39	1,903,087	0.83	11.172	624	99.78
12.000 - 12.499	1	72,690	0.03	12.100	597	100.00
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	8	2,046,040	0.89	6.189	672	45.32
50.01 - 55.00	5	1,176,412	0.51	6.436	599	52.50
55.01 - 60.00	4	1,712,715	0.74	6.846	607	57.26
60.01 - 65.00	11	2,996,038	1.30	6.613	584	63.42
65.01 - 70.00	22	5,658,535	2.46	6.755	601	68.56
70.01 - 75.00	34	11,254,995	4.90	6.802	590	73.77
75.01 - 80.00	422	122,095,927	53.11	6.760	651	79.85
80.01 - 85.00	59	18,786,219	8.17	7.198	608	84.55
85.01 - 90.00	87	29,296,881	12.74	7.191	627	89.67
90.01 - 95.00	36	7,350,857	3.20	8.005	645	94.83
95.01 - 100.00	433	27,525,621	11.97	10.145	658	99.98
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
500 - 524	15	5,970,931	2.60	7.495	514	77.14
525 - 549	21	6,878,207	2.99	7.132	536	79.89
550 - 574	50	15,110,377	6.57	7.322	563	79.10
575 - 599	106	23,059,080	10.03	7.257	587	83.54
600 - 624	165	33,936,664	14.76	7.347	613	82.88
625 - 649	279	50,067,811	21.78	7.395	637	83.82
650 - 674	208	38,036,160	16.54	7.330	662	83.39
675 - 699	122	26,232,165	11.41	7.194	685	84.23
700 - 724	83	17,140,533	7.46	6.930	710	83.32
725 - 749	35	6,431,071	2.80	7.379	736	84.65
750 - 774	31	6,039,258	2.63	7.177	761	82.08
775 - 799	6	997,983	0.43	7.474	791	83.83
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
California	737	178,696,659	77.73	7.181	640	82.55
Florida	66	11,479,521	4.99	7.608	629	83.80
Illinois	81	11,180,390	4.86	8.055	649	85.83
Texas	76	6,134,255	2.67	7.759	635	84.75
Colorado	34	5,111,591	2.22	7.217	624	83.81
Arizona	31	4,646,331	2.02	7.545	657	82.58
Utah	25	2,548,974	1.11	7.698	626	84.98
Nevada	10	2,026,946	0.88	7.765	657	83.81
Washington	8	1,925,121	0.84	6.589	613	80.75
Minnesota	12	1,425,100	0.62	7.641	624	81.04
Oregon	11	1,243,399	0.54	7.378	641	82.87
Hawaii	3	847,884	0.37	7.476	688	87.87
Wisconsin	7	706,875	0.31	8.050	639	90.39
Missouri	10	597,164	0.26	9.810	617	89.50
Kansas	3	483,297	0.21	7.237	695	82.26
Indiana	1	472,114	0.21	7.020	568	90.00
Connecticut	2	220,609	0.10	6.753	627	91.86
Michigan	2	104,331	0.05	8.305	653	92.93
Louisiana	1	32,387	0.01	10.500	670	100.00
Oklahoma	1	17,294	0.01	10.990	629	100.00
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Primary	1,091	222,211,607	96.66	7.299	639	83.12
Investment	23	6,566,646	2.86	6.923	652	78.03
Second Home	7	1,121,986	0.49	7.557	674	80.76
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Stated	767	150,535,517	65.48	7.536	650	83.51
Full	352	78,732,514	34.25	6.823	620	81.96
Limited	2	632,209	0.27	6.645	534	79.62
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Purchase	769	132,521,159	57.64	7.481	659	84.56
Refinance - Cashout	338	94,072,441	40.92	7.050	613	80.76
Refinance - Rate Term	14	3,306,640	1.44	6.440	605	81.92
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Single Family Residence	856	177,544,242	77.23	7.311	637	82.92
PUD	146	31,004,176	13.49	7.227	642	83.64
Condo	97	16,943,593	7.37	7.164	655	83.10
2-4 Family	22	4,408,229	1.92	7.378	672	79.46
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
January 2007	1	376,000	0.19	5.975	647	80.00
February 2007	15	3,870,314	1.96	6.676	635	81.96
March 2007	231	68,134,006	34.44	6.849	629	81.36
April 2007	387	117,441,820	59.36	6.943	641	80.60
May 2007	12	3,739,690	1.89	6.847	644	76.03
March 2008	7	1,972,767	1.00	6.914	622	79.60
April 2008	6	1,846,000	0.93	6.518	632	77.30
May 2008	1	450,500	0.23	5.790	721	85.00
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	129,600	0.07	7.845	661	80.00
4.500 - 4.999	7	1,133,150	0.57	7.031	636	79.38
5.000 - 5.499	14	4,108,950	2.08	6.664	643	78.80
5.500 - 5.999	3	956,459	0.48	6.841	637	82.54
6.000 - 6.499	610	182,922,476	92.46	6.879	639	81.02
6.500 - 6.999	19	6,356,553	3.21	7.188	577	77.84
7.000 - 7.499	6	2,223,909	1.12	7.680	543	72.42
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
11.000 - 11.499	1	391,561	0.20	5.380	633	84.30
11.500 - 11.999	10	3,959,630	2.00	5.844	656	77.98
12.000 - 12.499	9	3,336,754	1.69	6.122	634	77.88
12.500 - 12.999	96	33,270,265	16.82	6.226	632	79.60
13.000 - 13.499	107	33,251,520	16.81	6.508	638	78.51
13.500 - 13.999	219	64,693,014	32.70	6.894	644	80.55
14.000 - 14.499	108	29,055,578	14.69	7.326	636	82.47
14.500 - 14.999	85	23,743,624	12.00	7.759	626	83.53
15.000 - 15.499	15	4,108,050	2.08	8.277	589	85.21
15.500 - 15.999	7	1,633,600	0.83	8.608	627	88.43
16.000 - 16.499	1	139,400	0.07	9.220	571	85.00
16.500 - 16.999	1	105,600	0.05	9.850	533	80.00
17.000 - 17.499	1	142,500	0.07	10.070	605	95.00
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,040,141	0.53	5.401	638	77.69
5.500 - 5.999	72	23,205,346	11.73	5.843	653	78.68
6.000 - 6.499	94	27,952,189	14.13	6.273	649	78.45
6.500 - 6.999	238	72,540,506	36.67	6.790	644	80.44
7.000 - 7.499	121	34,621,901	17.50	7.249	631	81.13
7.500 - 7.999	98	29,097,162	14.71	7.739	612	83.38
8.000 - 8.499	21	6,529,232	3.30	8.249	585	86.88
8.500 - 8.999	9	2,457,119	1.24	8.632	598	84.85
9.000 - 9.499	1	139,400	0.07	9.220	571	85.00
9.500 - 9.999	1	105,600	0.05	9.850	533	80.00
10.000 - 10.499	1	142,500	0.07	10.070	605	95.00
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	93	38,473,176	19.45	7.016	597	80.66
1.500	567	159,357,920	80.55	6.866	646	80.80
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	660	197,831,097	100.00	6.895	636	80.77
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
6.000 - 6.499	93	38,473,176	19.45	7.016	597	80.66
7.000 - 7.499	567	159,357,920	80.55	6.866	646	80.80
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0	234	33,700,988	14.66	8.075	648	85.93
12	59	16,633,769	7.24	7.361	642	81.28
24	790	172,077,742	74.85	7.147	637	82.73
36	38	7,487,740	3.26	6.878	649	78.77
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Roxana McKinney	212-250-0848

ABS Structuring

Bill Yeung	212-250-6893
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978

The following is a Term Sheet. All terms and statements are subject to change.

REVISED TERM SHEET

Ace Securities Corp

$544,738,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-RM2

Ace Securities Corp
(Depositor)

Deutsche Bank

May 17, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

REVISED TERM SHEET DATED May 17, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-RM2
$544,738,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1A	206,792,000	Float	2.23	1 - 86	0	ACT/360	June 2035	AAA / Aaa / AAA
A-1B	51,698,000	Float	2.23	1 - 86	0	ACT/360	June 2035	AAA / Aaa / AAA
A-2A	79,753,000	Float	0.69	1 - 17	0	ACT/360	June 2035	AAA / Aaa / AAA
A-2B	50,184,000	Float	2.00	17 - 32	0	ACT/360	June 2035	AAA / Aaa / AAA
A-2C	12,963,000	Float	3.00	32 - 49	0	ACT/360	June 2035	AAA / Aaa / AAA
A-2D	33,778,000	Float	6.04	49 - 86	0	ACT/360	June 2035	AAA / Aaa / AAA
M-1	20,952,000	Float	5.04	44 - 86	0	ACT/360	June 2035	AA+ / Aa1 / AA+
M-2	18,686,000	Float	4.95	42 - 86	0	ACT/360	June 2035	AA / Aa2 / AA+
M-3	11,042,000	Float	4.90	41 - 86	0	ACT/360	June 2035	AA / Aa3 / AA
M-4	10,193,000	Float	4.88	40 - 86	0	ACT/360	June 2035	AA- / A1 / AA-
M-5	9,626,000	Float	4.86	40 - 86	0	ACT/360	June 2035	A+ / A2 / A+
M-6	9,343,000	Float	4.84	39 - 86	0	ACT/360	June 2035	A / A3 / A
M-7	7,644,000	Float	4.83	39 - 86	0	ACT/360	June 2035	A- / Baa1 / A-
M-8	5,946,000	Float	4.82	38 - 86	0	ACT/360	June 2035	BBB+ / Baa2 / A-
M-9	5,379,000	Float	4.81	38 - 86	0	ACT/360	June 2035	BBB+ / Baa3 / BBB+
M-10	5,096,000	Float	4.81	38 - 86	0	ACT/360	June 2035	BBB / Ba1 / BBB
M-11	5,663,000	Float	4.80	37 - 86	0	ACT/360	June 2035	BBB- / Ba2 / BBB-
Total	$544,738,000							
Non-Offered Certificates:								
B-1	8,777,000	Float				* Not Offered *		
B-2	6,229,000	Float				* Not Offered *		
Total	$15,006,000							
Total Certificates	**$559,744,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A and Class A-1B Certificates (the "Class A-1 Certificates") and the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"); the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (the "Mezzanine Certificates"); and the Class B-1 and Class B-2 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by

Transaction Overview (Cont.)

Certificates (Continued):	conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans").The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass- Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,440 adjustable-rate and fixed-rate, first and second lien closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $566,256,939 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 2,319 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $336,356,699 and the Group II Mortgage Loans will represent approximately 1,121 fixed-rate and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $229,900,240.
Class A Certificates:	Class A-1A, Class A-1B, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates
Class B Certificates:	Class B-1 and Class B-2 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Residential Mortgage Assistance Enterprise, LLC and ResMae Mortgage Corporation
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Saxon Mortgage Services, Inc.
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	May 1, 2005
Expected Pricing:	Week of May 16, 2005
Expected Closing Date:	On or about May 26, 2005
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in June 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and (ii) the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act of 2003 or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5225% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:

1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-11 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3, Certificates, fourteenth, to the Class M-2 Certificates and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 1.15% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 2.30% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2008 and (y) the first Distribution Date on which the Class A Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 46.30%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	23.15%	46.30%
M-1	AA+ / Aa1 / AA+	19.45%	38.90%
M-2	AA / Aa2 / AA+	16.15%	32.30%
M-3	AA / Aa3 / AA	14.20%	28.40%
M-4	AA- / A1 / AA-	12.40%	24.80%
M-5	A+ / A2 / A+	10.70%	21.40%
M-6	A / A3 / A	9.05%	18.10%
M-7	A- / Baa1 / A-	7.70%	15.40%
M-8	BBB+ / Baa2 / A-	6.65%	13.30%
M-9	BBB+ / Baa3 / BBB+	5.70%	11.40%
M-10	BBB / Ba1 / BBB	4.80%	9.60%
M-11	BBB- / Ba2 / BBB-	3.80%	7.60%
B-1	BB+ / NR / BB	2.25%	4.50%
B-2	BB / NR / NR	1.15%	2.30%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group 1 Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-RM2 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement:

On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%), (2) the related scheduled notional amount, which is based on the lesser of the expected amortization of the Group I Mortgage Loans and the aggregate Certificate Principal Balance of the Class A-1 Certificates, Mezzanine Certificates, Subordinate Certificates and Class CE Certificates and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360..

Group II Cap Agreement:

On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%), (2) the related scheduled notional amount, which is based on lesser of the expected amortization of the Group II Mortgage Loans and aggregate Certificate Principal Balance of the Class A-2 Certificates, Mezzanine Certificates, Subordinate Certificates and Class CE Certificates and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 46.30% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1A and Class A-1B Certificates will be allocated pro rata, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially to the Class A-1A and Class A-1B Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, Class A-2C and Class A-2D in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 38.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 32.30% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 28.40% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 24.80% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.40% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to

Transaction Overview (Cont.)

Class M Principal Distribution Amount (Continued):	the Class M-7 Certificates until it reaches approximately a 15.40% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 13.30% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 11.40% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 9.60% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage) and eleventh to the Class M-11 Certificates until it reaches approximately a 7.60% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).
Class B Principal Distribution Amount:	The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 4.50% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage) and second to the Class B-2 Certificates until it reaches approximately a 2.30% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then sequentially to the Subordinate Certificates, in their order of priority, until the Certificate Principal Balance of each such class has been reduced to zero.
Coupon Step-up:	On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2.0 x Margin
M & B	1.5 x Margin

Trigger Event:	If either the Delinquency Test or Cumulative Loss Test is violated.
Delinquency Test:	The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 34.00% of the Credit Enhancement Percentage.
Cumulative Loss Test:	The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2008 to May 2009	3.25%, plus 1/12th of 1.75% for each month thereafter
June 2009 to May 2010	5.00%, plus 1/12th of 1.50% for each month thereafter
June 2010 to May 2011	6.50%, plus 1/12th of 0.75% for each month thereafter
June 2011 and thereafter	7.25%

Transaction Overview (Cont.)

Sequential Trigger Event: With respect to any Distribution Date, a Sequential Trigger Event is in effect if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 3.25%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date.
2. To pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Subordinate Certificates, on a sequential basis.
3. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Subordinate Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a pro rata basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amounts, if any, on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
12. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1A	Avg Life	18.69	4.35	2.23	1.56	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Dec-07
A-1B	Avg Life	18.69	4.35	2.23	1.56	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Dec-07
A-2A	Avg Life	12.19	1.30	0.69	0.54	0.41
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Sep-22	Jan-08	Oct-06	Jun-06	Mar-06
A-2B	Avg Life	20.82	3.95	2.00	1.55	1.15
	First Payment Date	Sep-22	Jan-08	Oct-06	Jun-06	Mar-06
	Last Payment Date	Nov-29	May-11	Jan-08	Jun-07	Nov-06
A-2C	Avg Life	25.42	6.86	3.00	2.23	1.65
	First Payment Date	Nov-29	May-11	Jan-08	Jun-07	Nov-06
	Last Payment Date	Sep-31	Mar-13	Jun-09	Oct-07	Feb-07
A-2D	Avg Life	28.00	11.46	6.04	3.83	2.16
	First Payment Date	Sep-31	Mar-13	Jun-09	Oct-07	Feb-07
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Dec-07
M-1	Avg Life	26.40	8.91	5.04	5.10	4.02
	First Payment Date	Aug-27	Aug-09	Jan-09	Dec-09	Dec-07
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-2	Avg Life	26.40	8.91	4.95	4.63	4.08
	First Payment Date	Aug-27	Aug-09	Nov-08	Jun-09	Jun-09
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-3	Avg Life	26.40	8.91	4.90	4.42	3.92
	First Payment Date	Aug-27	Aug-09	Oct-08	Mar-09	Feb-09
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-4	Avg Life	26.40	8.91	4.88	4.31	3.70
	First Payment Date	Aug-27	Aug-09	Sep-08	Jan-09	Nov-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-5	Avg Life	26.40	8.91	4.86	4.23	3.55
	First Payment Date	Aug-27	Aug-09	Sep-08	Dec-08	Sep-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-6	Avg Life	26.40	8.91	4.84	4.17	3.44
	First Payment Date	Aug-27	Aug-09	Aug-08	Nov-08	Jul-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-7	Avg Life	26.40	8.91	4.83	4.11	3.36
	First Payment Date	Aug-27	Aug-09	Aug-08	Oct-08	Jun-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-8	Avg Life	26.40	8.91	4.82	4.08	3.30
	First Payment Date	Aug-27	Aug-09	Jul-08	Sep-08	May-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09

Sensitivity Table
To 10% Call

	Fixed>> / Arm>>	0% PPC / 0% CPR	55% PPC / 15% CPR	100% PPC / 28% CPR	125% PPC / 35% CPR	160% PPC / 45% CPR
M-9	Avg Life	26.40	8.91	4.81	4.06	3.25
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Apr-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-10	Avg Life	26.40	8.91	4.81	4.03	3.23
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Mar-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
M-11	Avg Life	26.40	8.91	4.80	4.01	3.19
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Mar-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
B-1	Avg Life	26.40	8.90	4.78	3.98	3.15
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Feb-08
	Last Payment Date	Feb-34	Nov-18	Jul-12	Dec-10	Jun-09
B-2	Avg Life	26.22	8.32	4.47	3.70	2.93
	First Payment Date	Aug-27	Aug-09	Jun-08	Jun-08	Jan-08
	Last Payment Date	Jan-34	Apr-18	Mar-12	Sep-10	Apr-09

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1A	Avg Life	18.74	4.64	2.42	1.71	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Apr-35	Mar-31	Dec-20	Jan-18	Dec-07
A-1B	Avg Life	18.74	4.64	2.42	1.71	1.04
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Apr-35	Mar-31	Dec-20	Jan-18	Dec-07
A-2A	Avg Life	12.19	1.30	0.69	0.54	0.41
	First Payment Date	Jun-05	Jun-05	Jun-05	Jun-05	Jun-05
	Last Payment Date	Sep-22	Jan-08	Oct-06	Jun-06	Mar-06
A-2B	Avg Life	20.82	3.95	2.00	1.55	1.15
	First Payment Date	Sep-22	Jan-08	Oct-06	Jun-06	Mar-06
	Last Payment Date	Nov-29	May-11	Jan-08	Jun-07	Nov-06
A-2C	Avg Life	25.42	6.86	3.00	2.23	1.65
	First Payment Date	Nov-29	May-11	Jan-08	Jun-07	Nov-06
	Last Payment Date	Sep-31	Mar-13	Jun-09	Oct-07	Feb-07
A-2D	Avg Life	28.23	12.90	7.07	4.64	2.16
	First Payment Date	Sep-31	Mar-13	Jun-09	Oct-07	Feb-07
	Last Payment Date	Apr-35	Jan-31	Aug-20	Jan-18	Dec-07
M-1	Avg Life	26.52	9.69	5.57	5.52	6.39
	First Payment Date	Aug-27	Aug-09	Jan-09	Dec-09	Dec-07
	Last Payment Date	Mar-35	Sep-28	Apr-19	Apr-16	Sep-14
M-2	Avg Life	26.52	9.67	5.47	5.04	4.71
	First Payment Date	Aug-27	Aug-09	Nov-08	Jun-09	Jun-09
	Last Payment Date	Mar-35	Dec-27	Oct-18	Oct-15	Jan-13
M-3	Avg Life	26.52	9.65	5.41	4.81	4.21
	First Payment Date	Aug-27	Aug-09	Oct-08	Mar-09	Feb-09
	Last Payment Date	Feb-35	Mar-27	Mar-18	May-15	Sep-12
M-4	Avg Life	26.52	9.63	5.37	4.69	3.98
	First Payment Date	Aug-27	Aug-09	Sep-08	Jan-09	Nov-08
	Last Payment Date	Feb-35	Sep-26	Oct-17	Jan-15	Jul-12
M-5	Avg Life	26.52	9.60	5.33	4.59	3.83
	First Payment Date	Aug-27	Aug-09	Sep-08	Dec-08	Sep-08
	Last Payment Date	Feb-35	Feb-26	May-17	Sep-14	Apr-12
M-6	Avg Life	26.52	9.57	5.29	4.52	3.70
	First Payment Date	Aug-27	Aug-09	Aug-08	Nov-08	Jul-08
	Last Payment Date	Jan-35	Jun-25	Dec-16	May-14	Jan-12
M-7	Avg Life	26.52	9.53	5.26	4.44	3.60
	First Payment Date	Aug-27	Aug-09	Aug-08	Oct-08	Jun-08
	Last Payment Date	Jan-35	Aug-24	Jun-16	Dec-13	Sep-11
M-8	Avg Life	26.51	9.48	5.21	4.38	3.52
	First Payment Date	Aug-27	Aug-09	Jul-08	Sep-08	May-08
	Last Payment Date	Dec-34	Nov-23	Dec-15	Aug-13	Jun-11

Sensitivity Table
To Maturity

	Fixed>> / Arm>>	0% PPC / 0% CPR	55% PPC / 15% CPR	100% PPC / 28% CPR	125% PPC / 35% CPR	160% PPC / 45% CPR
M-9	Avg Life	26.51	9.42	5.17	4.33	3.46
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Apr-08
	Last Payment Date	Nov-34	Mar-23	Jul-15	Mar-13	Feb-11
M-10	Avg Life	26.50	9.35	5.13	4.27	3.41
	First Payment Date	Aug-27	Aug-09	Jul-08	Aug-08	Mar-08
	Last Payment Date	Nov-34	Jun-22	Jan-15	Nov-12	Nov-10
M-11	Avg Life	26.49	9.24	5.06	4.20	3.34
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Mar-08
	Last Payment Date	Sep-34	Jul-21	Jul-14	Jun-12	Aug-10
B-1	Avg Life	26.44	9.05	4.88	4.06	3.20
	First Payment Date	Aug-27	Aug-09	Jun-08	Jul-08	Feb-08
	Last Payment Date	Jul-34	May-20	Oct-13	Dec-11	Mar-10
B-2	Avg Life	26.22	8.32	4.47	3.70	2.93
	First Payment Date	Aug-27	Aug-09	Jun-08	Jun-08	Jan-08
	Last Payment Date	Jan-34	Apr-18	Mar-12	Sep-10	Apr-09

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
7/25/2005	328,076,782	6.872	10.500
8/25/2005	319,949,226	6.654	10.500
9/25/2005	311,968,179	6.658	10.500
10/25/2005	304,128,257	6.883	10.500
11/25/2005	296,424,539	6.665	10.500
12/25/2005	288,852,565	6.890	10.500
1/25/2006	281,408,341	6.670	10.500
2/25/2006	274,088,324	6.672	10.500
3/25/2006	266,889,423	7.389	10.500
4/25/2006	259,808,986	6.676	10.500
5/25/2006	252,845,269	6.899	10.500
6/25/2006	246,067,697	6.678	10.500
7/25/2006	239,471,671	6.902	10.500
8/25/2006	233,052,325	6.680	10.500
9/25/2006	226,804,925	6.682	10.500
10/25/2006	220,724,864	6.906	10.500
11/25/2006	214,807,659	6.684	10.500
12/25/2006	209,048,946	6.908	10.500
1/25/2007	203,444,480	6.686	10.500
2/25/2007	197,990,126	6.688	10.500
3/25/2007	192,681,865	7.405	10.500
4/25/2007	187,515,781	6.711	10.500
5/25/2007	182,488,696	7.830	10.500
6/25/2007	177,587,803	7.578	10.500
7/25/2007	172,818,250	7.831	10.500
8/25/2007	168,176,517	7.579	10.500
9/25/2007	163,659,181	7.579	10.500
10/25/2007	159,262,909	7.854	10.500
11/25/2007	154,984,924	8.369	10.500
12/25/2007	150,837,717	8.647	10.500
1/25/2008	146,801,255	8.368	10.500
2/25/2008	142,872,582	8.368	10.500
3/25/2008	139,048,818	8.945	10.500
4/25/2008	135,327,165	8.393	10.500
5/25/2008	131,704,840	9.476	10.500
6/25/2008	128,191,257	9.169	10.500
7/25/2008	124,771,228	9.474	10.500
8/25/2008	121,442,251	9.167	10.500
9/25/2008	118,201,902	9.166	10.500
10/25/2008	115,047,822	9.496	10.500
11/25/2008	111,978,025	9.960	10.500
12/25/2008	108,998,978	10.291	10.500
1/25/2009	106,099,036	9.958	10.500
2/25/2009	103,276,091	9.956	10.500
3/25/2009	100,528,096	10.500	10.500
4/25/2009	97,853,063	9.976	10.500

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
7/25/2005	224,353,949	6.775	10.500
8/25/2005	218,905,349	6.563	10.500
9/25/2005	213,550,589	6.570	10.500
10/25/2005	208,286,140	6.795	10.500
11/25/2005	203,108,788	6.581	10.500
12/25/2005	198,015,643	6.806	10.500
1/25/2006	193,004,128	6.591	10.500
2/25/2006	188,071,983	6.595	10.500
3/25/2006	183,217,260	7.305	10.500
4/25/2006	178,438,309	6.600	10.500
5/25/2006	173,735,510	6.822	10.500
6/25/2006	169,157,027	6.604	10.500
7/25/2006	164,699,562	6.826	10.500
8/25/2006	160,359,906	6.608	10.500
9/25/2006	156,134,936	6.610	10.500
10/25/2006	152,021,612	6.832	10.500
11/25/2006	148,016,973	6.614	10.500
12/25/2006	144,118,139	6.836	10.500
1/25/2007	140,322,305	6.618	10.500
2/25/2007	136,626,740	6.620	10.500
3/25/2007	133,028,789	7.331	10.500
4/25/2007	129,525,864	6.652	10.500
5/25/2007	126,115,592	7.990	10.500
6/25/2007	122,737,862	7.734	10.500
7/25/2007	119,450,497	7.993	10.500
8/25/2007	116,251,079	7.736	10.500
9/25/2007	113,137,255	7.737	10.500
10/25/2007	110,106,736	8.024	10.500
11/25/2007	107,157,680	8.523	10.500
12/25/2007	104,298,503	8.808	10.500
1/25/2008	101,515,539	8.524	10.500
2/25/2008	98,806,753	8.524	10.500
3/25/2008	96,170,169	9.113	10.500
4/25/2008	93,603,862	8.570	10.500
5/25/2008	91,105,338	9.638	10.500
6/25/2008	88,681,349	9.328	10.500
7/25/2008	86,321,822	9.639	10.500
8/25/2008	84,025,010	9.327	10.500
9/25/2008	81,789,243	9.327	10.500
10/25/2008	79,612,900	9.678	10.500
11/25/2008	77,494,762	10.116	10.500
12/25/2008	75,438,946	10.454	10.500
1/25/2009	73,437,643	10.115	10.500
2/25/2009	71,489,382	10.114	10.500
3/25/2009	69,592,757	10.500	10.500
4/25/2009	67,746,398	10.150	10.500

Class A-1A and A-1B Net WAC Schedule*			Class A-1A and A-1B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)	Period	Date	Net WAC Pass-Through Rate (%)
1	6/25/2005	NA	46	3/25/2009	11.02
2	7/25/2005	10.50	47	4/25/2009	10.50
3	8/25/2005	10.50	48	5/25/2009	11.10
4	9/25/2005	10.50	49	6/25/2009	10.74
5	10/25/2005	10.50	50	7/25/2009	11.10
6	11/25/2005	10.50	51	8/25/2009	10.74
7	12/25/2005	10.50	52	9/25/2009	10.73
8	1/25/2006	10.50	53	10/25/2009	11.11
9	2/25/2006	10.50	54	11/25/2009	11.52
10	3/25/2006	10.50	55	12/25/2009	11.90
11	4/25/2006	10.50	56	1/25/2010	11.51
12	5/25/2006	10.50	57	2/25/2010	11.51
13	6/25/2006	10.50	58	3/25/2010	12.74
14	7/25/2006	10.50	59	4/25/2010	11.50
15	8/25/2006	10.50	60	5/25/2010	11.99
16	9/25/2006	10.50	61	6/25/2010	11.60
17	10/25/2006	10.50	62	7/25/2010	11.98
18	11/25/2006	10.50	63	8/25/2010	11.59
19	12/25/2006	10.50	64	9/25/2010	11.59
20	1/25/2007	10.50	65	10/25/2010	11.98
21	2/25/2007	10.50	66	11/25/2010	11.60
22	3/25/2007	10.50	67	12/25/2010	11.98
23	4/25/2007	10.50	68	1/25/2011	11.59
24	5/25/2007	10.50	69	2/25/2011	11.59
25	6/25/2007	10.50	70	3/25/2011	12.83
26	7/25/2007	10.50	71	4/25/2011	11.58
27	8/25/2007	10.50	72	5/25/2011	11.97
28	9/25/2007	10.50	73	6/25/2011	11.58
29	10/25/2007	10.50	74	7/25/2011	11.96
30	11/25/2007	10.50	75	8/25/2011	11.57
31	12/25/2007	10.50	76	9/25/2011	11.57
32	1/25/2008	10.50	77	10/25/2011	11.95
33	2/25/2008	10.50	78	11/25/2011	11.56
34	3/25/2008	10.50	79	12/25/2011	11.94
35	4/25/2008	10.50	80	1/25/2012	11.55
36	5/25/2008	10.50	81	2/25/2012	11.55
37	6/25/2008	10.50	82	3/25/2012	12.34
38	7/25/2008	10.50	83	4/25/2012	11.54
39	8/25/2008	10.50	84	5/25/2012	11.93
40	9/25/2008	10.50	85	6/25/2012	11.54
41	10/25/2008	10.50	86	7/25/2012	11.92
42	11/25/2008	10.50			
43	12/25/2008	10.50			
44	1/25/2009	10.50			
45	2/25/2009	10.50			

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	6/25/2005	NA
2	7/25/2005	10.50
3	8/25/2005	10.50
4	9/25/2005	10.50
5	10/25/2005	10.50
6	11/25/2005	10.50
7	12/25/2005	10.50
8	1/25/2006	10.50
9	2/25/2006	10.50
10	3/25/2006	10.50
11	4/25/2006	10.50
12	5/25/2006	10.50
13	6/25/2006	10.50
14	7/25/2006	10.50
15	8/25/2006	10.50
16	9/25/2006	10.50
17	10/25/2006	10.50
18	11/25/2006	10.50
19	12/25/2006	10.50
20	1/25/2007	10.50
21	2/25/2007	10.50
22	3/25/2007	10.50
23	4/25/2007	10.50
24	5/25/2007	10.50
25	6/25/2007	10.50
26	7/25/2007	10.50
27	8/25/2007	10.50
28	9/25/2007	10.50
29	10/25/2007	10.50
30	11/25/2007	10.50
31	12/25/2007	10.50
32	1/25/2008	10.50
33	2/25/2008	10.50
34	3/25/2008	10.50
35	4/25/2008	10.50
36	5/25/2008	10.50
37	6/25/2008	10.50
38	7/25/2008	10.50
39	8/25/2008	10.50
40	9/25/2008	10.50
41	10/25/2008	10.50
42	11/25/2008	10.50
43	12/25/2008	10.50
44	1/25/2009	10.50
45	2/25/2009	10.50

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	3/25/2009	11.20
47	4/25/2009	10.50
48	5/25/2009	11.26
49	6/25/2009	10.89
50	7/25/2009	11.26
51	8/25/2009	10.89
52	9/25/2009	10.89
53	10/25/2009	11.29
54	11/25/2009	11.66
55	12/25/2009	12.05
56	1/25/2010	11.66
57	2/25/2010	11.66
58	3/25/2010	12.90
59	4/25/2010	11.67
60	5/25/2010	12.37
61	6/25/2010	11.97
62	7/25/2010	12.37
63	8/25/2010	11.96
64	9/25/2010	11.96
65	10/25/2010	12.37
66	11/25/2010	11.97
67	12/25/2010	12.37
68	1/25/2011	11.97
69	2/25/2011	11.96
70	3/25/2011	13.24
71	4/25/2011	11.96
72	5/25/2011	12.36
73	6/25/2011	11.96
74	7/25/2011	12.35
75	8/25/2011	11.95
76	9/25/2011	11.95
77	10/25/2011	12.34
78	11/25/2011	11.94
79	12/25/2011	12.34
80	1/25/2012	11.93
81	2/25/2012	11.93
82	3/25/2012	12.75
83	4/25/2012	11.92
84	5/25/2012	12.32
85	6/25/2012	11.92
86	7/25/2012	12.31

*CPR: 28% (ARM); PPC: 100% (Fixed

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M and Class B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	6/25/2005	NA
2	7/25/2005	10.50
3	8/25/2005	10.50
4	9/25/2005	10.50
5	10/25/2005	10.50
6	11/25/2005	10.50
7	12/25/2005	10.50
8	1/25/2006	10.50
9	2/25/2006	10.50
10	3/25/2006	10.50
11	4/25/2006	10.50
12	5/25/2006	10.50
13	6/25/2006	10.50
14	7/25/2006	10.50
15	8/25/2006	10.50
16	9/25/2006	10.50
17	10/25/2006	10.50
18	11/25/2006	10.50
19	12/25/2006	10.50
20	1/25/2007	10.50
21	2/25/2007	10.50
22	3/25/2007	10.50
23	4/25/2007	10.50
24	5/25/2007	10.50
25	6/25/2007	10.50
26	7/25/2007	10.50
27	8/25/2007	10.50
28	9/25/2007	10.50
29	10/25/2007	10.50
30	11/25/2007	10.50
31	12/25/2007	10.50
32	1/25/2008	10.50
33	2/25/2008	10.50
34	3/25/2008	10.50
35	4/25/2008	10.50
36	5/25/2008	10.50
37	6/25/2008	10.50
38	7/25/2008	10.50
39	8/25/2008	10.50
40	9/25/2008	10.50
41	10/25/2008	10.50
42	11/25/2008	10.50
43	12/25/2008	10.50
44	1/25/2009	10.50
45	2/25/2009	10.50

Class M and Class B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
46	3/25/2009	11.09
47	4/25/2009	10.50
48	5/25/2009	11.16
49	6/25/2009	10.80
50	7/25/2009	11.16
51	8/25/2009	10.80
52	9/25/2009	10.80
53	10/25/2009	11.19
54	11/25/2009	11.58
55	12/25/2009	11.96
56	1/25/2010	11.57
57	2/25/2010	11.57
58	3/25/2010	12.80
59	4/25/2010	11.57
60	5/25/2010	12.15
61	6/25/2010	11.75
62	7/25/2010	12.14
63	8/25/2010	11.75
64	9/25/2010	11.74
65	10/25/2010	12.14
66	11/25/2010	11.75
67	12/25/2010	12.14
68	1/25/2011	11.75
69	2/25/2011	11.74
70	3/25/2011	13.00
71	4/25/2011	11.74
72	5/25/2011	12.13
73	6/25/2011	11.73
74	7/25/2011	12.12
75	8/25/2011	11.73
76	9/25/2011	11.72
77	10/25/2011	12.11
78	11/25/2011	11.72
79	12/25/2011	12.10
80	1/25/2012	11.71
81	2/25/2012	11.71
82	3/25/2012	12.51
83	4/25/2012	11.70
84	5/25/2012	12.09
85	6/25/2012	11.69
86	7/25/2012	12.08

*CPR: 28% (ARM); PPC: 100% (Fixed

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	336	3.0900	3.4900	336	46	547	4.5289	4.5701	501
2	336	3.2683	3.6154	318	47	510	4.5399	4.5711	450
3	324	3.4320	3.7337	289	48	523	4.5513	4.5704	468
4	324	3.5239	3.8240	280	49	511	4.5055	4.5699	455
5	335	3.6461	3.9001	281	50	523	4.5131	4.5774	471
6	324	3.8428	3.9637	248	51	511	4.5221	4.5870	453
7	335	3.8318	4.0059	262	52	511	4.5303	4.5940	452
8	323	3.9260	4.0378	239	53	523	4.5377	4.6004	469
9	323	3.9910	4.0622	233	54	511	4.5459	4.6083	454
10	357	3.9825	4.0817	275	55	523	4.5533	4.6159	471
11	322	4.0079	4.1118	230	56	511	4.5623	4.6452	453
12	333	4.0982	4.1428	235	57	511	4.5693	4.6780	452
13	320	4.0195	4.1655	228	58	548	4.5747	4.7062	502
14	332	4.0646	4.2110	237	59	511	4.5824	4.7369	451
15	319	4.1092	4.2541	219	60	524	4.5895	4.7691	480
16	318	4.1537	4.2963	214	61	512	4.7282	4.8006	450
17	330	4.1972	4.3402	223	62	525	4.7374	4.8096	467
18	317	4.2370	4.3786	205	63	513	4.7475	4.8203	449
19	328	4.2804	4.4197	214	64	513	4.7571	4.8287	448
20	316	4.3229	4.4261	196	65	526	4.7671	4.8365	466
21	315	4.3617	4.4291	192	66	514	4.7762	4.8463	454
22	351	4.3999	4.4293	231	67	527	4.7842	4.8540	471
23	316	4.4392	4.4282	186	68	515	4.7942	4.8422	453
24	426	4.4782	4.4222	290	69	516	4.8026	4.8288	452
25	413	4.3170	4.4150	289	70	552	4.8092	4.8164	505
26	424	4.3407	4.4396	302	71	517	4.8190	4.8045	452
27	411	4.3628	4.4614	282	72	529	4.8185	4.7892	466
28	410	4.3869	4.4864	279	73	518	4.7155	4.7763	459
29	424	4.4095	4.5067	295	74	530	4.7214	4.7812	476
30	483	4.4315	4.5283	354	75	519	4.7265	4.7869	459
31	494	4.4540	4.5498	368	76	520	4.7314	4.7915	459
32	480	4.4762	4.5442	348	77	532	4.7364	4.7955	477
33	479	4.4992	4.5375	344	78	521	4.7414	4.8006	461
34	503	4.5197	4.5279	375	79	534	4.7456	4.8047	478
35	479	4.5395	4.5194	342	80	522	4.7509	4.8495	461
36	513	4.5591	4.5079	429	81	523	4.7552	4.8892	462
37	499	4.4222	4.4963	424	82	547	4.7587	4.9308	496
38	513	4.4347	4.5079	441	83	525	4.7634	4.9739	463
39	505	4.4484	4.5204	427	84	537	4.7672	5.0158	497
40	506	4.4607	4.5334	427	85	526	4.9889	5.0588	459
41	520	4.4718	4.5432	444	86	539	4.9952	5.0657	477
42	509	4.4844	4.5552	454					
43	522	4.4957	4.5671	470					
44	509	4.5071	4.5687	452					
45	510	4.5191	4.5695	451					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,440	Index Type:	
Aggregate Principal Balance:	$566,256,939	6 Month LIBOR:	86.31%
Conforming Principal Balance Loans:	$445,180,519	Fixed Rate:	13.69%
Average Principal Balance:	$164,610	W.A. Initial Periodic Cap:	1.232%
Range:	$12,508 - $690,000	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.349%	W.A. Lifetime Rate Cap:	6.465%
Range:	5.200% - 12.100%	Property Type:	
W.A. Gross Margin:	5.997%	Single Family:	75.06%
Range:	4.000% - 7.425%	2-4 Family:	4.26%
W.A. Remaining Term:	342 months	PUD:	13.23%
Range:	172 months - 360 months	Condo:	7.46%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2035	Primary:	95.97%
State Concentration (> 5.00%):		Investment:	3.04%
California:	58.39%	Second Home:	1.00%
Illinois:	12.59%	Documentation Status:	
Texas:	7.94%	Full:	38.10%
Florida:	6.83%	Stated:	61.38%
W.A. Original CLTV:	82.04%	Limited:	0.52%
Range:	19.23% - 100.00%	Non-Zero W.A. Prepayment Penalty – Term:	24 months
First Liens:	90.88%	Loans with Prepay Penalties:	77.61%
Second Liens:	9.12%	% IO Loans	40.37%
Non-Balloon Loans:	90.98%		
W.A. FICO Score:	630		

DESCRIPTION OF THE TOTAL COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Fixed - 15 Year	26	1,558,762	0.28	8.054	633	79.57
Fixed - 30 Year	158	22,905,023	4.04	7.224	621	75.76
Fixed - 30 Year-IO	7	1,981,799	0.35	6.862	659	81.88
Balloon - 15/30	1,013	51,066,046	9.02	10.192	658	99.81
ARM - 2 Year/6 Month	1,351	256,890,787	45.37	7.216	609	80.25
ARM - 2 Year/6 Month-IO	834	221,513,966	39.12	6.884	647	80.80
ARM - 3 Year/6 Month	32	5,243,174	0.93	7.094	611	80.22
ARM - 3 Year/6 Month-IO	19	5,097,381	0.90	6.605	642	78.40
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1 - 50,000.00	580	18,470,528	3.26	10.198	648	98.91
50,000.01 - 100,000.00	764	56,431,813	9.97	9.055	642	90.22
100,000.01 - 150,000.00	473	58,581,907	10.35	7.540	623	80.81
150,000.01 - 200,000.00	442	77,888,974	13.76	7.111	620	78.98
200,000.01 - 250,000.00	388	87,516,477	15.46	7.058	624	79.86
250,000.01 - 300,000.00	305	83,785,570	14.80	6.935	631	79.90
300,000.01 - 350,000.00	210	67,839,845	11.98	6.933	633	81.77
350,000.01 - 400,000.00	147	55,239,411	9.76	6.901	627	80.86
400,000.01 - 450,000.00	67	28,540,912	5.04	6.866	639	81.10
450,000.01 - 500,000.00	51	24,279,033	4.29	6.838	627	82.93
500,000.01 - 550,000.00	3	1,581,045	0.28	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	0.50	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	0.45	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.12	7.900	616	86.25
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	580	18,470,528	3.26	10.198	648	98.91
50,000.01 - 100,000.00	764	56,431,813	9.97	9.055	642	90.22
100,000.01 - 150,000.00	475	58,881,300	10.40	7.537	623	80.74
150,000.01 - 200,000.00	440	77,589,581	13.70	7.111	621	79.03
200,000.01 - 250,000.00	388	87,516,477	15.46	7.058	624	79.86
250,000.01 - 300,000.00	306	84,085,562	14.85	6.939	631	79.96
300,000.01 - 350,000.00	210	67,889,676	11.99	6.929	633	81.70
350,000.01 - 400,000.00	146	54,889,589	9.69	6.900	627	80.86
400,000.01 - 450,000.00	67	28,540,912	5.04	6.866	639	81.10
450,000.01 - 500,000.00	51	24,279,033	4.29	6.838	627	82.93
500,000.01 - 550,000.00	3	1,581,045	0.28	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	0.50	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	0.45	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.12	7.900	616	86.25
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
121 - 180	1,039	52,624,808	9.29	10.128	657	99.21
301 - 360	2,401	513,632,131	90.71	7.064	627	80.28
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	8	2,016,932	0.36	5.378	634	70.78
5.500 - 5.999	144	39,538,968	6.98	5.841	650	78.32
6.000 - 6.499	295	69,207,056	12.22	6.264	644	77.81
6.500 - 6.999	730	172,204,402	30.41	6.789	636	79.59
7.000 - 7.499	442	92,533,031	16.34	7.253	625	80.57
7.500 - 7.999	463	90,282,913	15.94	7.739	609	81.87
8.000 - 8.499	145	23,635,224	4.17	8.235	593	84.58
8.500 - 8.999	143	18,753,923	3.31	8.736	602	86.15
9.000 - 9.499	56	5,652,312	1.00	9.231	603	88.32
9.500 - 9.999	496	25,769,861	4.55	9.785	658	97.61
10.000 - 10.499	144	7,763,523	1.37	10.227	657	99.30
10.500 - 10.999	265	13,950,815	2.46	10.727	638	99.57
11.000 - 11.499	105	4,709,420	0.83	11.186	620	98.84
11.500 - 11.999	2	115,896	0.02	11.741	635	100.00
12.000 - 12.499	2	122,662	0.02	12.100	569	83.22
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	46	7,646,414	1.35	6.755	602	43.39
50.01 - 55.00	23	4,177,094	0.74	6.827	573	53.03
55.01 - 60.00	31	6,547,719	1.16	6.890	590	57.94
60.01 - 65.00	58	11,653,201	2.06	6.782	587	63.55
65.01 - 70.00	82	16,580,561	2.93	7.075	577	68.79
70.01 - 75.00	140	30,745,795	5.43	7.103	585	73.74
75.01 - 80.00	1,383	288,720,075	50.99	6.925	644	79.86
80.01 - 85.00	241	54,365,505	9.60	7.295	594	84.46
85.01 - 90.00	296	70,266,488	12.41	7.199	624	89.64
90.01 - 95.00	140	24,810,143	4.38	8.204	637	94.79
95.01 - 100.00	1,000	50,743,944	8.96	10.171	657	99.98
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
500 - 524	127	25,462,152	4.50	7.758	513	75.00
525 - 549	154	30,117,241	5.32	7.435	537	76.05
550 - 574	198	42,582,907	7.52	7.362	563	78.03
575 - 599	391	64,843,519	11.45	7.345	587	82.01
600 - 624	538	86,851,503	15.34	7.325	613	83.05
625 - 649	759	115,832,307	20.46	7.439	637	83.54
650 - 674	572	84,751,444	14.97	7.325	661	83.12
675 - 699	312	53,212,684	9.40	7.221	685	83.99
700 - 724	198	32,981,714	5.82	7.061	710	83.47
725 - 749	95	14,273,777	2.52	7.290	737	83.87
750 - 774	71	11,277,000	1.99	7.169	760	81.73
775 - 799	23	3,885,821	0.69	7.222	782	82.78
800 - 824	2	184,871	0.03	7.904	802	84.00
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
California	1,490	330,661,218	58.39	7.131	630	80.85
Illinois	490	71,303,120	12.59	7.724	638	84.58
Texas	543	44,934,062	7.94	7.819	621	83.02
Florida	270	38,684,789	6.83	7.607	630	83.43
Arizona	125	14,843,360	2.62	7.583	637	83.82
Colorado	87	11,231,392	1.98	7.432	616	83.71
Utah	86	8,792,816	1.55	7.550	628	84.17
Minnesota	59	8,702,477	1.54	7.428	621	82.35
Missouri	76	6,687,120	1.18	7.928	623	84.79
Nevada	36	5,989,311	1.06	7.442	629	82.97
Wisconsin	48	5,116,493	0.90	7.972	610	83.14
Washington	31	5,106,082	0.90	6.953	611	83.04
Oregon	28	3,601,832	0.64	7.342	622	83.01
Connecticut	18	3,019,369	0.53	7.392	602	81.68
Hawaii	6	1,983,868	0.35	7.034	659	83.85
Michigan	10	1,307,152	0.23	7.730	560	76.50
Kansas	12	1,289,524	0.23	7.582	651	80.11
Indiana	5	991,392	0.18	7.584	594	91.53
Louisiana	8	967,090	0.17	7.960	639	83.89
Kentucky	4	452,022	0.08	8.279	561	85.40
Oklahoma	5	347,242	0.06	8.087	631	88.73
Tennessee	3	245,208	0.04	7.259	657	86.29
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Primary	3,310	543,425,836	95.97	7.349	629	82.16
Investment	97	17,194,667	3.04	7.357	634	77.25
Second Home	33	5,636,436	1.00	7.338	648	84.29
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Stated	2,108	347,561,964	61.38	7.592	643	82.69
Full	1,317	215,727,224	38.10	6.962	609	81.08
Limited	15	2,967,751	0.52	7.006	573	74.70
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Purchase	2,200	307,990,091	54.39	7.530	651	84.26
Refinance - Cashout	1,173	247,672,397	43.74	7.128	604	79.26
Refinance - Rate Term	67	10,594,450	1.87	7.259	603	82.28
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Single Family Residence	2,545	425,006,792	75.06	7.345	626	81.82
PUD	488	74,894,923	13.23	7.380	632	83.01
Condo	287	42,220,136	7.46	7.349	648	83.57
2-4 Family	120	24,135,088	4.26	7.322	650	80.11
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
January 2007	3	855,508	0.18	6.671	634	80.00
February 2007	41	8,964,826	1.83	6.977	629	82.32
March 2007	755	166,983,565	34.17	7.019	620	80.36
April 2007	1,288	282,788,377	57.86	7.075	631	80.61
May 2007	98	18,812,477	3.85	7.314	615	79.51
February 2008	1	222,000	0.05	6.875	609	79.29
March 2008	17	3,496,711	0.72	7.047	625	81.05
April 2008	28	5,636,424	1.15	6.790	621	78.64
May 2008	5	985,420	0.20	6.521	668	77.11
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
4.000 - 4.499	11	1,723,408	0.35	7.489	639	81.18
4.500 - 4.999	120	18,894,362	3.87	7.195	632	81.35
5.000 - 5.499	32	7,914,603	1.62	6.827	642	78.45
5.500 - 5.999	6	1,715,659	0.35	6.815	645	81.42
6.000 - 6.499	1,912	425,644,678	87.09	7.014	631	80.92
6.500 - 6.999	115	25,212,306	5.16	7.431	566	75.28
7.000 - 7.499	40	7,640,294	1.56	8.105	555	72.62
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
11.000 - 11.499	5	1,368,352	0.28	5.361	631	69.39
11.500 - 11.999	56	14,106,307	2.89	5.828	644	77.92
12.000 - 12.499	138	27,996,313	5.73	6.239	632	77.19
12.500 - 12.999	463	103,616,697	21.20	6.565	625	79.38
13.000 - 13.499	388	84,958,695	17.38	6.838	627	79.44
13.500 - 13.999	613	138,492,419	28.34	7.170	631	80.63
14.000 - 14.499	277	58,904,286	12.05	7.533	630	82.42
14.500 - 14.999	209	45,417,126	9.29	8.000	616	83.56
15.000 - 15.499	47	8,103,024	1.66	8.673	580	85.13
15.500 - 15.999	31	4,741,048	0.97	9.137	608	86.60
16.000 - 16.499	4	538,643	0.11	9.457	626	90.34
16.500 - 16.999	2	230,154	0.05	10.364	537	74.59
17.000 - 17.499	2	222,273	0.05	10.511	571	86.03
18.000 - 18.499	1	49,972	0.01	12.100	529	58.82
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	8	2,016,932	0.41	5.378	634	70.78
5.500 - 5.999	138	37,828,690	7.74	5.840	650	78.64
6.000 - 6.499	268	63,810,567	13.06	6.267	644	78.13
6.500 - 6.999	693	164,700,846	33.70	6.790	636	79.88
7.000 - 7.499	420	89,799,905	18.37	7.251	625	80.58
7.500 - 7.999	428	86,304,924	17.66	7.738	608	82.06
8.000 - 8.499	131	22,204,393	4.54	8.234	592	84.99
8.500 - 8.999	92	15,194,789	3.11	8.719	586	84.66
9.000 - 9.499	30	3,901,424	0.80	9.210	572	85.93
9.500 - 9.999	22	2,449,948	0.50	9.636	579	83.93
10.000 - 10.499	3	278,593	0.06	10.161	586	91.00
10.500 - 10.999	1	124,554	0.03	10.800	541	70.00
11.000 - 11.499	1	79,773	0.02	11.300	510	70.00
12.000 - 12.499	1	49,972	0.01	12.100	529	58.82
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	1,381	261,530,399	53.51	7.212	609	80.25
1.500	855	227,214,909	46.49	6.880	647	80.75
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	2,236	488,745,308	100.00	7.058	627	80.48
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
6.000 - 6.499	1,381	261,530,399	53.51	7.212	609	80.25
7.000 - 7.499	855	227,214,909	46.49	6.880	647	80.75
Total:	**2,236**	**488,745,308**	**100.00**	**7.058**	**627**	**80.48**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0	1,004	126,784,731	22.39	7.861	636	84.41
12	107	26,007,388	4.59	7.368	637	81.96
24	2,117	385,495,425	68.08	7.186	627	81.46
36	212	27,969,395	4.94	7.256	629	79.26
Total:	**3,440**	**566,256,939**	**100.00**	**7.349**	**630**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	2,319	Index Type:	
Aggregate Principal Balance:	$336,356,699	6 Month LIBOR:	86.49%
Conforming Principal Balance Loans:	$336,356,699	Fixed Rate:	13.51%
Average Principal Balance:	$145,044	W.A. Initial Periodic Cap:	1.117%
Range:	$12,724 - $496,000	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.390%	W.A. Lifetime Rate Cap:	6.233%
Range:	5.200% - 12.100%	Property Type:	
W.A. Gross Margin:	5.981%	Single Family:	73.57%
Range:	4.000% - 7.425%	2-4 Family:	5.86%
W.A. Remaining Term:	346 months	PUD:	13.05%
Range:	176 months - 360 months	Condo:	7.51%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2035	Primary:	95.50%
State Concentration (> 5.00%):		Investment:	3.16%
California:	45.18%	Second Home:	1.34%
Illinois:	17.87%	Documentation Status:	
Texas:	11.54%	Full:	40.73%
Florida:	8.09%	Stated:	58.58%
W.A. Original CLTV:	81.40%	Limited:	0.69%
Range:	19.23% - 100.00%	Non-Zero W.A. Prepayment Penalty – Term:	25 months
First Liens:	93.01%	Loans with Prepay Penalties:	72.33%
Second Liens:	6.99%	% IO Loans	19.99%
Non-Balloon Loans:	93.12%		
W.A. FICO Score :	623		

DESCRIPTION OF THE GROUP I COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Fixed - 15 Year	22	1,371,383	0.41	7.854	628	76.85
Fixed - 30 Year	153	20,923,891	6.22	7.325	619	76.81
Balloon - 15/30	568	23,147,213	6.88	10.205	657	99.86
ARM - 2 Year/6 Month	1,260	219,237,514	65.18	7.247	611	80.17
ARM - 2 Year/6 Month-IO	279	65,605,409	19.50	6.919	650	80.75
ARM - 3 Year/6 Month	30	4,423,271	1.32	7.226	603	80.72
ARM - 3 Year/6 Month-IO	7	1,648,017	0.49	6.444	662	75.98
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1 - 50,000.00	416	13,358,674	3.97	10.177	648	98.59
50,000.01 - 100,000.00	504	36,488,992	10.85	8.478	633	85.32
100,000.01 - 150,000.00	382	47,501,873	14.12	7.403	617	79.57
150,000.01 - 200,000.00	355	62,362,539	18.54	7.191	616	78.94
200,000.01 - 250,000.00	285	64,231,715	19.10	7.078	618	79.84
250,000.01 - 300,000.00	211	57,924,623	17.22	6.984	624	80.14
300,000.01 - 350,000.00	146	47,016,382	13.98	6.994	627	81.97
350,000.01 - 400,000.00	17	6,127,206	1.82	6.970	628	83.23
400,000.01 - 450,000.00	2	848,695	0.25	7.195	621	84.77
450,000.01 - 500,000.00	1	496,000	0.15	6.740	648	80.00
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	416	13,358,674	3.97	10.177	648	98.59
50,000.01 - 100,000.00	504	36,488,992	10.85	8.478	633	85.32
100,000.01 - 150,000.00	384	47,801,266	14.21	7.401	616	79.49
150,000.01 - 200,000.00	353	62,063,146	18.45	7.192	617	79.00
200,000.01 - 250,000.00	285	64,231,715	19.10	7.078	618	79.84
250,000.01 - 300,000.00	212	58,224,615	17.31	6.989	625	80.22
300,000.01 - 350,000.00	146	47,066,213	13.99	6.989	626	81.87
350,000.01 - 400,000.00	16	5,777,383	1.72	6.969	632	83.43
400,000.01 - 450,000.00	2	848,695	0.25	7.195	621	84.77
450,000.01 - 500,000.00	1	496,000	0.15	6.740	648	80.00
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
121 - 180	590	24,518,596	7.29	10.073	656	98.57
301 - 360	1,729	311,838,103	92.71	7.179	620	80.05
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	976,791	0.29	5.353	630	63.41
5.500 - 5.999	70	15,415,082	4.58	5.838	644	78.57
6.000 - 6.499	196	39,413,566	11.72	6.260	640	77.54
6.500 - 6.999	490	99,084,206	29.46	6.788	629	79.02
7.000 - 7.499	320	57,797,730	17.18	7.255	622	80.22
7.500 - 7.999	364	60,975,751	18.13	7.738	607	81.17
8.000 - 8.499	124	17,105,992	5.09	8.230	596	83.71
8.500 - 8.999	120	15,053,609	4.48	8.748	593	85.38
9.000 - 9.499	45	4,711,319	1.40	9.221	592	86.43
9.500 - 9.999	282	12,557,545	3.73	9.741	645	95.52
10.000 - 10.499	86	3,809,639	1.13	10.194	660	98.93
10.500 - 10.999	149	6,483,270	1.93	10.722	637	99.25
11.000 - 11.499	66	2,806,333	0.83	11.196	617	98.20
11.500 - 11.999	2	115,896	0.03	11.741	635	100.00
12.000 - 12.499	1	49,972	0.01	12.100	529	58.82
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	38	5,600,374	1.67	6.962	577	42.69
50.01 - 55.00	18	3,000,682	0.89	6.980	562	53.24
55.01 - 60.00	27	4,835,004	1.44	6.906	585	58.18
60.01 - 65.00	47	8,657,163	2.57	6.840	588	63.59
65.01 - 70.00	60	10,922,027	3.25	7.240	565	68.92
70.01 - 75.00	106	19,490,800	5.79	7.276	582	73.73
75.01 - 80.00	961	166,624,148	49.54	7.046	639	79.87
80.01 - 85.00	182	35,579,286	10.58	7.345	587	84.41
85.01 - 90.00	209	40,969,607	12.18	7.204	622	89.62
90.01 - 95.00	104	17,459,286	5.19	8.288	634	94.78
95.01 - 100.00	567	23,218,323	6.90	10.203	657	99.98
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
500 - 524	112	19,491,220	5.79	7.839	513	74.34
525 - 549	133	23,239,034	6.91	7.524	537	74.91
550 - 574	148	27,472,530	8.17	7.384	563	77.45
575 - 599	285	41,784,438	12.42	7.394	587	81.17
600 - 624	373	52,914,839	15.73	7.312	612	83.16
625 - 649	480	65,764,497	19.55	7.473	637	83.33
650 - 674	364	46,715,284	13.89	7.321	661	82.89
675 - 699	190	26,980,518	8.02	7.249	685	83.75
700 - 724	115	15,841,181	4.71	7.203	710	83.64
725 - 749	60	7,842,706	2.33	7.217	738	83.23
750 - 774	40	5,237,742	1.56	7.159	759	81.33
775 - 799	17	2,887,838	0.86	7.134	779	82.42
800 - 824	2	184,871	0.05	7.904	802	84.00
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
California	753	151,964,559	45.18	7.073	620	78.84
Illinois	409	60,122,730	17.87	7.663	636	84.35
Texas	467	38,799,808	11.54	7.828	618	82.74
Florida	204	27,205,269	8.09	7.607	630	83.27
Arizona	94	10,197,029	3.03	7.600	628	84.39
Minnesota	47	7,277,377	2.16	7.387	621	82.61
Utah	61	6,243,842	1.86	7.489	629	83.83
Colorado	53	6,119,802	1.82	7.612	609	83.62
Missouri	66	6,089,956	1.81	7.743	623	84.33
Wisconsin	41	4,409,618	1.31	7.959	605	81.98
Nevada	26	3,962,365	1.18	7.276	614	82.55
Washington	23	3,180,961	0.95	7.173	609	84.43
Connecticut	16	2,798,760	0.83	7.442	600	80.88
Oregon	17	2,358,434	0.70	7.323	613	83.08
Michigan	8	1,202,821	0.36	7.680	552	75.08
Hawaii	3	1,135,984	0.34	6.704	637	80.85
Louisiana	7	934,703	0.28	7.872	638	83.33
Kansas	9	806,227	0.24	7.789	624	78.83
Indiana	4	519,278	0.15	8.097	617	92.91
Kentucky	4	452,022	0.13	8.279	561	85.40
Oklahoma	4	329,948	0.10	7.935	632	88.14
Tennessee	3	245,208	0.07	7.259	657	86.29
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Primary	2,219	321,214,229	95.50	7.384	623	81.50
Investment	74	10,628,020	3.16	7.625	622	76.77
Second Home	26	4,514,450	1.34	7.283	641	85.16
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Stated	1,341	197,026,446	58.58	7.635	637	82.07
Full	965	136,994,710	40.73	7.042	603	80.58
Limited	13	2,335,542	0.69	7.104	584	73.37
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Purchase	1,431	175,468,933	52.17	7.568	645	84.03
Refinance - Cashout	835	153,599,956	45.67	7.175	599	78.34
Refinance - Rate Term	53	7,287,810	2.17	7.631	602	82.45
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Single Family Residence	1,689	247,462,550	73.57	7.370	619	81.03
PUD	342	43,890,747	13.05	7.488	625	82.57
Condo	190	25,276,543	7.51	7.474	643	83.88
2-4 Family	98	19,726,860	5.86	7.310	645	80.26
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
January 2007	2	479,508	0.16	7.216	624	80.00
February 2007	26	5,094,512	1.75	7.206	624	82.60
March 2007	524	98,849,560	33.98	7.136	615	79.66
April 2007	901	165,346,557	56.84	7.169	625	80.61
May 2007	86	15,072,787	5.18	7.430	608	80.38
February 2008	1	222,000	0.08	6.875	609	79.29
March 2008	10	1,523,944	0.52	7.219	628	82.93
April 2008	22	3,790,424	1.30	6.923	615	79.30
May 2008	4	534,920	0.18	7.137	624	70.46
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
4.000 - 4.499	10	1,593,808	0.55	7.460	638	81.27
4.500 - 4.999	113	17,761,212	6.11	7.205	632	81.47
5.000 - 5.499	18	3,805,653	1.31	7.004	641	78.08
5.500 - 5.999	3	759,200	0.26	6.783	656	80.00
6.000 - 6.499	1,302	242,722,202	83.43	7.116	625	80.85
6.500 - 6.999	96	18,855,752	6.48	7.513	562	74.42
7.000 - 7.499	34	5,416,385	1.86	8.280	560	72.70
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
11.000 - 11.499	4	976,791	0.34	5.353	630	63.41
11.500 - 11.999	46	10,146,677	3.49	5.822	640	77.89
12.000 - 12.499	129	24,659,560	8.48	6.255	632	77.10
12.500 - 12.999	367	70,346,431	24.18	6.725	622	79.28
13.000 - 13.499	281	51,707,175	17.77	7.049	620	80.04
13.500 - 13.999	394	73,799,405	25.37	7.413	620	80.70
14.000 - 14.499	169	29,848,708	10.26	7.735	623	82.38
14.500 - 14.999	124	21,673,502	7.45	8.264	604	83.59
15.000 - 15.499	32	3,994,974	1.37	9.080	572	85.04
15.500 - 15.999	24	3,107,448	1.07	9.415	597	85.64
16.000 - 16.499	3	399,243	0.14	9.540	646	92.21
16.500 - 16.999	1	124,554	0.04	10.800	541	70.00
17.000 - 17.499	1	79,773	0.03	11.300	510	70.00
18.000 - 18.499	1	49,972	0.02	12.100	529	58.82
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	976,791	0.34	5.353	630	63.41
5.500 - 5.999	66	14,623,344	5.03	5.835	643	78.56
6.000 - 6.499	174	35,858,378	12.33	6.262	640	77.89
6.500 - 6.999	455	92,160,340	31.68	6.790	630	79.44
7.000 - 7.499	299	55,178,003	18.97	7.252	622	80.24
7.500 - 7.999	330	57,207,761	19.66	7.738	607	81.39
8.000 - 8.499	110	15,675,162	5.39	8.228	596	84.21
8.500 - 8.999	83	12,737,670	4.38	8.736	584	84.62
9.000 - 9.499	29	3,762,024	1.29	9.209	572	85.96
9.500 - 9.999	21	2,344,348	0.81	9.626	581	84.11
10.000 - 10.499	2	136,093	0.05	10.257	566	86.80
10.500 - 10.999	1	124,554	0.04	10.800	541	70.00
11.000 - 11.499	1	79,773	0.03	11.300	510	70.00
12.000 - 12.499	1	49,972	0.02	12.100	529	58.82
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	1,288	223,057,222	76.67	7.246	611	80.18
1.500	288	67,856,989	23.33	6.913	651	80.63
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	1,576	290,914,212	100.00	7.168	620	80.28
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
6.000 - 6.499	1,288	223,057,222	76.67	7.246	611	80.18
7.000 - 7.499	288	67,856,989	23.33	6.913	651	80.63
Total:	**1,576**	**290,914,212**	**100.00**	**7.168**	**620**	**80.28**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0	770	93,083,743	27.67	7.783	631	83.86
12	48	9,373,619	2.79	7.380	628	83.16
24	1,327	213,417,683	63.45	7.218	619	80.44
36	174	20,481,654	6.09	7.394	622	79.44
Total:	**2,319**	**336,356,699**	**100.00**	**7.390**	**623**	**81.40**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY - GROUP II POOL

Number of Mortgage Loans:	1,121	Index Type:	
Aggregate Principal Balance:	$229,900,240	6 Month LIBOR:	86.05%
Conforming Principal Balance Loans:	$108,823,820	Fixed Rate:	13.95%
Average Principal Balance:	$205,085	W.A. Initial Periodic Cap:	1.403%
Range:	$12,508 - $690,000	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.290%	W.A. Lifetime Rate Cap:	6.806%
Range:	5.370% - 12.100%	Property Type:	
W.A. Gross Margin:	6.019%	Single Family:	77.23%
Range:	4.000% - 7.125%	2-4 Family:	1.92%
W.A. Remaining Term:	337 months	PUD:	13.49%
Range:	172 - 360 months	Condo:	7.37%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2035	Primary:	96.66%
State Concentration (> 5.00%):		Investment:	2.86%
California:	77.73 %	Second Home:	0.49%
W.A. Original CLTV:	82.97%	Documentation Status:	
Range:	35.56% - 100.00%	Full:	34.25%
First Liens:	87.77%	Stated:	65.48%
Second Liens:	12.23%	Limited:	0.27%
Non-Balloon Loans:	87.86%	Non-Zero W.A. Prepayment Penalty – Term:	23 months
W.A. FICO Score :	639	Loans with Prepay Penalties:	85.34%
		% IO Loans	70.18%

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Fixed - 15 Year	4	187,379	0.08	9.521	670	99.50
Fixed - 30 Year	5	1,981,132	0.86	6.160	640	64.74
Fixed - 30 Year-IO	7	1,981,799	0.86	6.862	659	81.88
Balloon - 15/30	445	27,918,833	12.14	10.181	658	99.77
ARM - 2 Year/6 Month	91	37,653,273	16.38	7.030	596	80.73
ARM - 2 Year/6 Month-IO	555	155,908,556	67.82	6.870	646	80.83
ARM - 3 Year/6 Month	2	819,904	0.36	6.380	652	77.58
ARM - 3 Year/6 Month-IO	12	3,449,364	1.50	6.682	633	79.56
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1 - 50,000.00	164	5,111,853	2.22	10.253	648	99.72
50,000.01 - 100,000.00	260	19,942,822	8.67	10.110	659	99.19
100,000.01 - 150,000.00	91	11,080,034	4.82	8.125	653	86.16
150,000.01 - 200,000.00	87	15,526,435	6.75	6.790	637	79.13
200,000.01 - 250,000.00	103	23,284,762	10.13	7.003	639	79.91
250,000.01 - 300,000.00	94	25,860,946	11.25	6.825	646	79.37
300,000.01 - 350,000.00	64	20,823,463	9.06	6.794	649	81.32
350,000.01 - 400,000.00	130	49,112,205	21.36	6.892	626	80.56
400,000.01 - 450,000.00	65	27,692,217	12.05	6.856	640	80.98
450,000.01 - 500,000.00	50	23,783,033	10.34	6.840	627	82.99
500,000.01 - 550,000.00	3	1,581,045	0.69	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	1.24	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	1.12	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.30	7.900	616	86.25
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	164	5,111,853	2.22	10.253	648	99.72
50,000.01 - 100,000.00	260	19,942,822	8.67	10.110	659	99.19
100,000.01 - 150,000.00	91	11,080,034	4.82	8.125	653	86.16
150,000.01 - 200,000.00	87	15,526,435	6.75	6.790	637	79.13
200,000.01 - 250,000.00	103	23,284,762	10.13	7.003	639	79.91
250,000.01 - 300,000.00	94	25,860,946	11.25	6.825	646	79.37
300,000.01 - 350,000.00	64	20,823,463	9.06	6.794	649	81.32
350,000.01 - 400,000.00	130	49,112,205	21.36	6.892	626	80.56
400,000.01 - 450,000.00	65	27,692,217	12.05	6.856	640	80.98
450,000.01 - 500,000.00	50	23,783,033	10.34	6.840	627	82.99
500,000.01 - 550,000.00	3	1,581,045	0.69	6.981	664	83.99
550,000.01 - 600,000.00	5	2,842,024	1.24	6.885	643	79.76
600,000.01 - 650,000.00	4	2,569,400	1.12	7.116	631	79.61
650,000.01 - 700,000.00	1	690,000	0.30	7.900	616	86.25
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
121 - 180	449	28,106,212	12.23	10.176	658	99.77
301 - 360	672	201,794,028	87.77	6.888	637	80.63
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,040,141	0.45	5.401	638	77.69
5.500 - 5.999	74	24,123,886	10.49	5.843	653	78.16
6.000 - 6.499	99	29,793,490	12.96	6.268	649	78.16
6.500 - 6.999	240	73,120,196	31.81	6.790	644	80.36
7.000 - 7.499	122	34,735,301	15.11	7.249	632	81.15
7.500 - 7.999	99	29,307,162	12.75	7.740	612	83.32
8.000 - 8.499	21	6,529,232	2.84	8.249	585	86.88
8.500 - 8.999	23	3,700,314	1.61	8.689	639	89.26
9.000 - 9.499	11	940,994	0.41	9.279	661	97.78
9.500 - 9.999	214	13,212,315	5.75	9.828	670	99.59
10.000 - 10.499	58	3,953,885	1.72	10.259	654	99.67
10.500 - 10.999	116	7,467,546	3.25	10.731	638	99.85
11.000 - 11.499	39	1,903,087	0.83	11.172	624	99.78
12.000 - 12.499	1	72,690	0.03	12.100	597	100.00
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	8	2,046,040	0.89	6.189	672	45.32
50.01 - 55.00	5	1,176,412	0.51	6.436	599	52.50
55.01 - 60.00	4	1,712,715	0.74	6.846	607	57.26
60.01 - 65.00	11	2,996,038	1.30	6.613	584	63.42
65.01 - 70.00	22	5,658,535	2.46	6.755	601	68.56
70.01 - 75.00	34	11,254,995	4.90	6.802	590	73.77
75.01 - 80.00	422	122,095,927	53.11	6.760	651	79.85
80.01 - 85.00	59	18,786,219	8.17	7.198	608	84.55
85.01 - 90.00	87	29,296,881	12.74	7.191	627	89.67
90.01 - 95.00	36	7,350,857	3.20	8.005	645	94.83
95.01 - 100.00	433	27,525,621	11.97	10.145	658	99.98
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
500 - 524	15	5,970,931	2.60	7.495	514	77.14
525 - 549	21	6,878,207	2.99	7.132	536	79.89
550 - 574	50	15,110,377	6.57	7.322	563	79.10
575 - 599	106	23,059,080	10.03	7.257	587	83.54
600 - 624	165	33,936,664	14.76	7.347	613	82.88
625 - 649	279	50,067,811	21.78	7.395	637	83.82
650 - 674	208	38,036,160	16.54	7.330	662	83.39
675 - 699	122	26,232,165	11.41	7.194	685	84.23
700 - 724	83	17,140,533	7.46	6.930	710	83.32
725 - 749	35	6,431,071	2.80	7.379	736	84.65
750 - 774	31	6,039,258	2.63	7.177	761	82.08
775 - 799	6	997,983	0.43	7.474	791	83.83
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
California	737	178,696,659	77.73	7.181	640	82.55
Florida	66	11,479,521	4.99	7.608	629	83.80
Illinois	81	11,180,390	4.86	8.055	649	85.83
Texas	76	6,134,255	2.67	7.759	635	84.75
Colorado	34	5,111,591	2.22	7.217	624	83.81
Arizona	31	4,646,331	2.02	7.545	657	82.58
Utah	25	2,548,974	1.11	7.698	626	84.98
Nevada	10	2,026,946	0.88	7.765	657	83.81
Washington	8	1,925,121	0.84	6.589	613	80.75
Minnesota	12	1,425,100	0.62	7.641	624	81.04
Oregon	11	1,243,399	0.54	7.378	641	82.87
Hawaii	3	847,884	0.37	7.476	688	87.87
Wisconsin	7	706,875	0.31	8.050	639	90.39
Missouri	10	597,164	0.26	9.810	617	89.50
Kansas	3	483,297	0.21	7.237	695	82.26
Indiana	1	472,114	0.21	7.020	568	90.00
Connecticut	2	220,609	0.10	6.753	627	91.86
Michigan	2	104,331	0.05	8.305	653	92.93
Louisiana	1	32,387	0.01	10.500	670	100.00
Oklahoma	1	17,294	0.01	10.990	629	100.00
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Primary	1,091	222,211,607	96.66	7.299	639	83.12
Investment	23	6,566,646	2.86	6.923	652	78.03
Second Home	7	1,121,986	0.49	7.557	674	80.76
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Stated	767	150,535,517	65.48	7.536	650	83.51
Full	352	78,732,514	34.25	6.823	620	81.96
Limited	2	632,209	0.27	6.645	534	79.62
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Purchase	769	132,521,159	57.64	7.481	659	84.56
Refinance - Cashout	338	94,072,441	40.92	7.050	613	80.76
Refinance - Rate Term	14	3,306,640	1.44	6.440	605	81.92
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
Single Family Residence	856	177,544,242	77.23	7.311	637	82.92
PUD	146	31,004,176	13.49	7.227	642	83.64
Condo	97	16,943,593	7.37	7.164	655	83.10
2-4 Family	22	4,408,229	1.92	7.378	672	79.46
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
January 2007	1	376,000	0.19	5.975	647	80.00
February 2007	15	3,870,314	1.96	6.676	635	81.96
March 2007	231	68,134,006	34.44	6.849	629	81.36
April 2007	387	117,441,820	59.36	6.943	641	80.60
May 2007	12	3,739,690	1.89	6.847	644	76.03
March 2008	7	1,972,767	1.00	6.914	622	79.60
April 2008	6	1,846,000	0.93	6.518	632	77.30
May 2008	1	450,500	0.23	5.790	721	85.00
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	129,600	0.07	7.845	661	80.00
4.500 - 4.999	7	1,133,150	0.57	7.031	636	79.38
5.000 - 5.499	14	4,108,950	2.08	6.664	643	78.80
5.500 - 5.999	3	956,459	0.48	6.841	637	82.54
6.000 - 6.499	610	182,922,476	92.46	6.879	639	81.02
6.500 - 6.999	19	6,356,553	3.21	7.188	577	77.84
7.000 - 7.499	6	2,223,909	1.12	7.680	543	72.42
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
11.000 - 11.499	1	391,561	0.20	5.380	633	84.30
11.500 - 11.999	10	3,959,630	2.00	5.844	656	77.98
12.000 - 12.499	9	3,336,754	1.69	6.122	634	77.88
12.500 - 12.999	96	33,270,265	16.82	6.226	632	79.60
13.000 - 13.499	107	33,251,520	16.81	6.508	638	78.51
13.500 - 13.999	219	64,693,014	32.70	6.894	644	80.55
14.000 - 14.499	108	29,055,578	14.69	7.326	636	82.47
14.500 - 14.999	85	23,743,624	12.00	7.759	626	83.53
15.000 - 15.499	15	4,108,050	2.08	8.277	589	85.21
15.500 - 15.999	7	1,633,600	0.83	8.608	627	88.43
16.000 - 16.499	1	139,400	0.07	9.220	571	85.00
16.500 - 16.999	1	105,600	0.05	9.850	533	80.00
17.000 - 17.499	1	142,500	0.07	10.070	605	95.00
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,040,141	0.53	5.401	638	77.69
5.500 - 5.999	72	23,205,346	11.73	5.843	653	78.68
6.000 - 6.499	94	27,952,189	14.13	6.273	649	78.45
6.500 - 6.999	238	72,540,506	36.67	6.790	644	80.44
7.000 - 7.499	121	34,621,901	17.50	7.249	631	81.13
7.500 - 7.999	98	29,097,162	14.71	7.739	612	83.38
8.000 - 8.499	21	6,529,232	3.30	8.249	585	86.88
8.500 - 8.999	9	2,457,119	1.24	8.632	598	84.85
9.000 - 9.499	1	139,400	0.07	9.220	571	85.00
9.500 - 9.999	1	105,600	0.05	9.850	533	80.00
10.000 - 10.499	1	142,500	0.07	10.070	605	95.00
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	93	38,473,176	19.45	7.016	597	80.66
1.500	567	159,357,920	80.55	6.866	646	80.80
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
1.000	660	197,831,097	100.00	6.895	636	80.77
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
6.000 - 6.499	93	38,473,176	19.45	7.016	597	80.66
7.000 - 7.499	567	159,357,920	80.55	6.866	646	80.80
Total:	**660**	**197,831,097**	**100.00**	**6.895**	**636**	**80.77**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. FICO	W.A. Original CLTV (%)
0	234	33,700,988	14.66	8.075	648	85.93
12	59	16,633,769	7.24	7.361	642	81.28
24	790	172,077,742	74.85	7.147	637	82.73
36	38	7,487,740	3.26	6.878	649	78.77
Total:	**1,121**	**229,900,240**	**100.00**	**7.290**	**639**	**82.97**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Roxana McKinney	212-250-0848
ABS Structuring	
Bill Yeung	212-250-6893
Chris Sudol	212-250-0507
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978